Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-275700

Prospectus Supplement No. 6

(to Prospectus dated March 5, 2024)

enGene Holdings Inc.

Up to 47,144,548 Common Shares and 6,386,589 Warrants to be Offered and Sold by Selling Holders

Up to 9,794,498 Common Shares Issuable Upon Exercise of Warrants

__________________________________

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 5, 2024 (as previously supplemented, the “Prospectus”), related to the offer and sale from time to time (i) by the selling securityholders named in the prospectus (the “Selling Holders”) of certain of our common shares, without par value (“Common Shares”) and certain warrants to purchase Common Shares (“Warrants”) and (ii) by the Company of Common Shares issuable upon the exercise of Warrants with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on September 10, 2024 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Shares and Warrants are listed on The Nasdaq Global Select Market (“Nasdaq”), under the symbols “ENGN” and “ENGNW,” respectively. On September 9, 2024, the closing price of our Common Shares was $6.58 and the closing price for our Warrants was $0.85.

__________________________

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our Common Shares involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 19 of the Prospectus and in any applicable prospectus supplement to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 10, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended July 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

Commission File Number: 001-41854

enGene Holdings Inc.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4868 Rue Levy, Suite 220 Saint-Laurent, QC, Canada	H4R 2P1
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (514) 332-4888

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	ENGN	The Nasdaq Stock Market LLC
Warrants, each exercisable for one Common Share, at an exercise price of $11.50 per share	ENGNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of September 6, 2024, the registrant had 44,215,577 Common Shares, with no par value per share, outstanding.

Table of Contents

		Page
	SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	2

PART I.	FINANCIAL INFORMATION	4

Item 1.	Financial Statements (Unaudited)	4
	Condensed Consolidated Balance Sheets as of July 31, 2024 and October 31, 2023	4
	Condensed Consolidated Statements of Operations and Comprehensive Loss for the Three and Nine Months Ended July 31, 2024 and 2023	5
	Condensed Consolidated Statements of Redeemable Convertible Preferred Shares and Shareholders’ Deficit for the Three and Nine Months Ended July 31, 2024 and 2023	6
	Condensed Consolidated Statements of Cash Flows for the Nine Months Ended July 31, 2024 and 2023	7
	Notes to the Condensed Consolidated Financial Statements	8
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	31
Item 3.	Quantitative and Qualitative Disclosures About Market Risk	44
Item 4.	Controls and Procedures	45

PART II.	OTHER INFORMATION	47

Item 1.	Legal Proceedings	47
Item 1A.	Risk Factors	47
Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds	48
Item 3.	Omitted	48
Item 4.	Omitted	48
Item 5.	Other Information	48
Item 6.	Exhibits	48
Signatures		50

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Quarterly Report on Form 10-Q may constitute “forward-looking statements” within the meaning of U.S. securities laws and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking statements”). enGene’s forward-looking statements include, but are not limited to, statements regarding enGene’s management teams’ expectations, hopes, beliefs, intentions, goals or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Quarterly Report on Form 10-Q may include, for example, statements about:

•
the ability of enGene to recognize the anticipated benefits of the business combination between FEAC, the Company and Old enGene and related transactions ("Business Combination"), which may be affected by, among other things, competition and the ability of the combined business to grow and manage growth profitably;
•
enGene’s financial performance following the Business Combination, including financial projections and business metrics and any underlying assumptions thereunder;
•
the ability to maintain the listing of the Company's common shares ("Common Shares") and warrants to purchase Common Shares ("Warrants") on Nasdaq or another national securities exchange;
•
enGene’s success in recruiting and retaining, or changes required in, officers, key personnel or directors following the completion of the Business Combination;
•
enGene’s plans and ability to execute product development, manufacturing process development, preclinical and clinical development efforts successfully and on anticipated timelines;
•
enGene’s ability to design, initiate and successfully complete clinical trials and other studies for its product candidates and its plans and expectations regarding its ongoing or planned clinical trials;
•
enGene’s plans and ability to obtain and maintain marketing approval from the U.S. Food and Drug Administration and other regulatory authorities, including the European Medicines Agency, for its product candidates;
•
enGene’s plans and ability to commercialize its product candidates, if approved by applicable regulatory authorities;
•
the degree of market acceptance of enGene’s product candidates, if approved, and the availability of third-party coverage and reimbursement;
•
the ability of enGene’s external contract manufacturers to support the manufacturing, release testing, stability analysis, clinical labeling and packaging of enGene’s products;
•
enGene’s future financial performance and the sufficiency of enGene’s cash and cash equivalents to fund its operations;
•
the outcome of any known and unknown litigation and regulatory proceedings, including any legal proceedings that may be instituted against enGene or any of its directors or officers following the Business Combination; and
•
enGene’s ability to implement and maintain effective internal controls.

All forward looking-statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Certain assumptions made in preparing the forward-looking statements include:

•
enGene is able to recruit and retain qualified scientific and management personnel, establish clinical trial sites and patient registration for clinical trials and acquire technologies complementary to, or necessary for, its programs;
•
enGene is able to enroll, in a timely manner, a sufficient number of patients in each cohort of the Phase 2 LEGEND trial to assess the efficacy and safety of detalimogene voraplasmid, or detalimogene, formerly referred to as EG-70, including, the pivotal cohort, the cohort with the BCG-naïve patient population, the BCG-exposed patient population and the BCG-unresponsive, papillary-only Ta/T1 disease;
•
enGene is able to file a Biologics License Application mid-2026 with the FDA for approval to market detalimogene in the United States as a monotherapy to treat BCG-unresponsive NMIBC with Cis;
•
detalimogene’s product profile can be integrated seamlessly into community urology clinics where the vast majority of NMIBC patients are treated;

•
enGene is able to retain commercial rights to detalimogene in the United States and commercialize detalimogene independently, while selectively partnering outside of the United States;
•
enGene is able to execute the “pipeline-in-a-product” development strategy for detalimogene; and
•
enGene is able to utilize the DDX gene delivery platform to develop effective, new agents for the delivery of genetic medicines to mucosal tissues.

You should not place undue reliance on these forward-looking statements which speak only as of the date hereof. The forward-looking statements contained in this Quarterly Report on Form 10-Q are based primarily on current expectations and projections about future events and trends that may affect our business, financial condition and operating results. The following uncertainties and factors, among other things (including those described in “Risk Factors” in our Annual Report on Form 10-K and elsewhere in this Quarterly Report on Form 10-Q and in our other filings with the Securities and Exchange Commission (“SEC”)), could affect future performance and actual results to differ materially and adversely from those expressed in, anticipated or implied by forward-looking statements:

•
the risk that the Business Combination disrupts current plans and operations of enGene as a result of consummation of the Reverse Recapitalization;
•
the ability to recognize the anticipated benefits of the Business Combination;
•
risks applicable to enGene’s business, including the extensive regulation of all aspects of enGene’s business, competition from other existing or newly developed products and treatments;
•
risks associated with the protection of intellectual property, enGene’s ability to raise additional capital to fund its produce development activity, and its ability to maintain key relationships and to attract and retain talented personnel;
•
the possibility that enGene may be adversely affected by changes in domestic and foreign business, market, financial, political, geopolitical, legal conditions and laws and regulations;
•
the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect enGene or the expected benefits of the Business Combination; or
•
other risks and uncertainties set forth in the section entitled “Risk Factors” in our Annual Report on Form 10-K and elsewhere in this Quarterly Report on Form 10-Q and in our other filings with the SEC.

In addition, statements that “we believe” and similar statements reflect beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Quarterly Report on Form 10-Q. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Quarterly Report on Form 10-Q relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Quarterly Report on Form 10-Q to reflect events or circumstances after the date of this Quarterly Report on Form 10-Q or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

ENGENE HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

(Unaudited)

	July 31, 2024	October 31, 2023
Assets
Current assets:
Cash and cash equivalents	$257,678	$81,521
Restricted certificate of deposit	75	76
Investment tax credits receivable	241	2,343
Prepaid and other current assets	4,700	1,500
Total current assets	262,694	85,440
Property and equipment, net	1,014	589
Operating lease right of use asset	1,790	—
Other assets	1,381	930
Total assets	$266,879	$86,959
Liabilities, redeemable convertible preferred shares and shareholders’ equity
Current liabilities:
Accounts payable	$2,862	$1,156
Accrued expenses and other current liabilities	8,833	3,539
Operating lease liabilities, current	422	—
Current portion of notes payable	1,341	562
Total current liabilities	13,458	5,257
Note payable, net of current portion	21,612	9,216
Operating lease liabilities, net of current portion	1,480	—
Total liabilities	36,550	14,473
Shareholders’ equity:
Preferred shares, no par value; unlimited shares authorized, no shares issued and outstanding as of July 31, 2024 and October 31, 2023.	—	—
Common shares, no par value; unlimited shares authorized, 44,215,577 and 23,197,976 shares issued and outstanding as of July 31, 2024 and October 31, 2023, respectively.	453,479	259,373
Additional paid-in capital	17,297	13,717
Accumulated other comprehensive loss	(1,016)	(1,016)
Accumulated deficit	(239,431)	(199,588)
Total shareholders’ equity	230,329	72,486
Total liabilities, redeemable convertible preferred shares and shareholders’ equity	$266,879	$86,959

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENGENE HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

(Unaudited)

	For the three months ended July 31,		For the nine months ended July 31,
	2024	2023	2024	2023
Operating expenses:
Research and development	$11,549	$3,901	$27,042	$10,787
General and administrative	5,210	2,347	17,800	4,831
Total operating expenses	16,759	6,248	44,842	15,618
Loss from operations	16,759	6,248	44,842	15,618
Other (income) expense, net:
Change in fair value of convertible debentures embedded derivative liabilities	—	(435)	—	(753)
Change in fair value of warrant liabilities	—	(5,521)	—	(3,995)
Change in fair value of convertible debentures	—	2,941	—	2,941
Interest income	(3,380)	(394)	(7,389)	(710)
Interest expense	751	1,442	2,042	3,794
Loss on extinguishment of debt	—	—	366	—
Other expense, net	47	439	20	525
Total other (income) expense, net	(2,582)	(1,528)	(4,961)	1,802
Net loss before provision for income taxes	14,177	4,720	39,881	17,420
Provision for (benefit from) income taxes	(29)	—	(38)	—
Net loss and comprehensive loss	$14,148	$4,720	$39,843	$17,420
Deemed dividend attributable to redeemable convertible preferred shareholders	—	1,273	—	3,726
Net loss attributable to common shareholders, basic and diluted	$14,148	$5,993	$39,843	$21,146

Net loss per share of common shares, basic and diluted (retrospectively restated to reflect Reverse Recapitalization – see Note 1 and Note 3)	$0.32	$8.55	$1.12	$30.77
Weighted-average common shares outstanding, basic and diluted (retrospectively restated to reflect Reverse Recapitalization – see Note 1 and Note 3)	44,168,986	701,323	35,564,767	687,188

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENGENE HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

(Unaudited)

	Class A Redeemable Convertible Preferred Shares*		Class B Redeemable Convertible Preferred Shares*		Class C Redeemable Convertible Preferred Shares*		Common Shares*		Additional Paid in	Accumulated Other Comprehensive	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Deficit
Balance at October 31, 2022	266,696	$1,899	156,036	$1,554	5,560,607	$49,665	665,767	$16,390	$7,683	$(1,016)	$(99,671)	$(76,614)
Exercise of stock options	—	—	—	—	—	—	1,804	6	(6)	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	20	—	—	20
Net loss	—	—	—	—	—	—	—	—	—	—	(7,418)	(7,418)
Balance at January 31, 2023	266,696	$1,899	156,036	$1,554	5,560,607	$49,665	667,571	$16,396	$7,697	$(1,016)	$(107,089)	$(84,012)
Exercise of stock options	—	—	—	—	—	—	18,258	27	(10)	—	—	17
Issuance of common shares upon cashless exercise of options	—	—	—	—	—	—	15,494	11	(11)	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	39	—	—	39
Net loss	—	—	—	—	—	—	—	—	—	—	(5,282)	(5,282)
Balance at April 30, 2023	266,696	$1,899	156,036	$1,554	5,560,607	$49,665	701,323	$16,434	$7,715	$(1,016)	$(112,371)	$(89,238)
Stock-based compensation expense	—	—	—	—	—	—	—	—	37	—	—	37
Net loss	—	—	—	—	—	—	—	—	—	—	(4,720)	(4,720)
Balance at July 31, 2023	266,696	$1,899	156,036	$1,554	5,560,607	$49,665	701,323	$16,434	$7,752	$(1,016)	$(117,091)	$(93,921)

	Class A Redeemable Convertible Preferred Shares*		Class B Redeemable Convertible Preferred Shares*		Class C Redeemable Convertible Preferred Shares*			Common Shares*		Additional Paid in	Accumulated Other Comprehensive	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount	Capital	Loss	Deficit	Equity
Balance at October 31, 2023	—	—	—	—	—	—		23,197,976	$259,373	$13,717	$(1,016)	$(199,588)	$72,486
Share-based compensation	—	—	—	—	—	—		—	—	291	—	—	291
Issuance of warrants in connection with Amended Term Loan	—	—	—	—	—	—		—	—	319	—	—	319
Net loss	—	—	—	—	—	—		—	—	—	—	(10,711)	(10,711)
Balance at January 31, 2024	—	$—	—	$—	—	$—		23,197,976	$259,373	$14,327	$(1,016)	$(210,299)	$62,385
Exercise of stock options	—	—	—	—	—	—		56,974	207	(156)	—	—	51
Stock-based compensation expense	—	—	—	—	—	—		—	—	1,917	—	—	1,917
Issuance of common shares in connection with PIPE Financing, net of issuance costs	—	—	—	—	—	—		20,000,000	187,614	—	—	—	187,614
Issuance of common shares upon exercise of warrants	—	—	—	—	—	—		520,282	6,114	(131)	—	—	5,983
Issuance of common shares upon cashless exercise of warrants	—	—	—	—	—	—		383,355	97	(97)	—	—	-
Net loss	—	—	—	—	—	—		—	—	—	—	(14,984)	(14,984)
Balance at April 30, 2024	—	$—	—	$—	—	$—		44,158,587	$453,405	$15,860	$(1,016)	$(225,283)	$242,966
Exercise of stock options	—	—	—	—	—	—		56,990	74	(23)	—	—	51
Stock-based compensation expense	—	—	—	—	—	—		—	—	1,460	—	—	1,460
Net loss	—	—	—	—	—	—		—	—	—	—	(14,148)	(14,148)
Balance at July 31, 2024	—	$—	—	$—	—	$—	$-	44,215,577	$453,479	$17,297	$(1,016)	$(239,431)	$230,329

*- The shares have been retrospectively restated to reflect exchange of shares upon the close of the Reverse Recapitalization. See Notes 1 and 3.

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENGENE HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

(Unaudited)

	For the nine months ended July 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(39,843)	$(17,420)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash interest expense	588	2,712
Loss on extinguishment of debt	366	—
Loss on the disposal of property and equipment	22	—
Change in fair value of warrant liabilities	—	(3,995)
Change in fair value of convertible debenture embedded derivative liabilities	—	(753)
Change in fair value of convertible debentures	—	2,941
Debt issuance costs expensed upon issuance of debt recorded at the fair value option	—	924
Non-cash lease expense	114	—
Unrealized foreign currency losses	4	545
Share-based compensation expense	3,668	96
Depreciation of property and equipment	240	126
Changes in operating assets and liabilities:
Investment tax credit receivable	2,101	(1,212)
Prepaid expenses and other assets	(3,651)	(800)
Accounts payable	1,919	968
Accrued expenses and other liabilities	5,765	(2,099)
Lease liabilities	(6)	—
Net cash used in operating activities	(28,713)	(17,967)
Investing activities
Purchases of property and equipment	(687)	(180)
Net cash used in investing activities	(687)	(180)
Financing activities
Proceeds from the 2024 PIPE Financing	200,000	—
Payments of issuance costs associated with the 2024 PIPE Financing	(12,386)	—
Proceeds from exercise of stock options	102	17
Proceeds from exercise of common share warrants	5,983	—
Proceeds from issuance of term loan	22,500	—
Repayments of term loan principal	(9,445)	(384)
Payments of debt issuance costs associated with term loan	(585)	—
Proceeds from issuance of April 2023 Notes	—	38,000
Payment of issuance costs associated with April 2023 Notes	—	(313)
Payment of Reverse Recapitalization and PIPE Financing costs	(613)	(2,014)
Net cash provided by financing activities	205,556	35,306
Effect of exchange rate changes on cash and cash equivalents	1	1
Net increase in cash and cash equivalents	176,157	17,160
Cash and cash equivalents at beginning of period	81,521	20,434
Cash and cash equivalents at end of period	$257,678	$37,594
Supplemental cash flow information:
Cash paid for interest	$1,393	$941
Supplemental non-cash investing and financing activities
Warrant value issued as part of Amended Term Loan	319	1,420
Right of Use Assets obtained in exchange for lease liabilities	1,904	—
Reverse Recapitalization and PIPE Financing transaction costs included within accrued expenses and accounts payable	—	1,129

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

(Unaudited)

1.
Description of Business

enGene Holdings Inc. (together with its consolidated subsidiaries “enGene” or the “Company”) formed in connection with the Merger Agreement (as defined below) was incorporated as 14963148 Canada Inc. under the federal laws of Canada on April 24, 2023 and changed its name to enGene Holdings Inc. on May 9, 2023. On October 31, 2023, enGene Holdings Inc. continued from being a corporation incorporated under and governed by the Canada Business Corporations Act to a company continued to and governed by the Business Corporations Act (British Columbia). enGene Inc., its wholly owned subsidiary since October 31, 2023 (now known as “enGene Inc.” or “Old enGene”), is a biopharmaceutical company located in Montreal, Quebec, Canada, and incorporated pursuant to the Canada Business Corporations Act on November 9, 1999.

The Company is a clinical-stage biotechnology company focused on developing genetic medicines to improve the lives of patients, and its head office is located in Montreal, Quebec, Canada. The Company is developing non-viral genetic medicines based on its novel and proprietary dually derived chitosan, or “DDX”, gene delivery platform, which allows localized delivery of multiple gene cargos directly to mucosal tissues and other organs.

Merger with Forbion European Acquisition Corp.

Forbion European Acquisition Corporation (“FEAC”) was a special purpose acquisition company (“SPAC”), incorporated as a Cayman Island exempted company on August 9, 2021 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more business or entities. On October 31, 2023 (the “Closing Date”), the Company, FEAC, and enGene Inc., consummated the merger (the “Reverse Recapitalization”) pursuant to a business combination agreement, dated as of May 16, 2023 (the “Merger Agreement”).

The transaction was accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in the United States (“GAAP”). Under this method of accounting, FEAC was treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Reverse Recapitalization, senior management of Old enGene continued as senior management of the combined company; Old enGene identified a majority of the members of the board of directors of the combined company; the name of the combined company is enGene Holdings Inc. and it utilized Old enGene’s current headquarters, and Old enGene’s operations comprise the ongoing operations of the combined company. Accordingly, for accounting purposes, the Company is considered to be a continuation of Old enGene, with the net identifiable assets of FEAC deemed to have been acquired by Old enGene in exchange for Old enGene common shares accompanied by a recapitalization, with no goodwill or intangible assets recorded. The number of redeemable convertible preferred shares, number of common shares, net loss per common share, the number of warrants to purchase common shares, and the number of stock options and the related exercise prices of the stock options issued and outstanding prior to the Reverse Recapitalization, have been retrospectively restated to reflect an exchange ratio of approximately 0.18048 (the “Exchange Ratio”) established in the Merger Agreement. Operations prior to the Reverse Recapitalization are those of Old enGene.

As a result of the Reverse Recapitalization, the Company became a publicly traded company, and listed its ordinary shares and warrants on the Nasdaq Global Market under the symbols “ENGN” and “ENGNW,” respectively, commencing trading on November 1, 2023, with Old enGene, a subsidiary of the Company, continuing the existing business operations.

Liquidity and Going Concern

In accordance with Accounting Standards Codification (“ASC”) 205-40, Going Concern, the Company has evaluated whether there are any conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these consolidated financial statements are issued.

The Company’s interim condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which presumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

As an emerging growth entity, the Company has devoted substantially all of its resources since inception to organizing and staffing the Company, raising capital, establishing its intellectual property portfolio, acquiring or discovering product candidates, research and development activities for developing non-viral genetic medicines and other compounds, establishing arrangements with third parties for the manufacture of its product candidates and component materials, and providing general and administrative support for these operations. As a result, the Company has incurred significant operating losses and negative cash flows from operations since its inception and anticipates such losses and negative cash flows will continue for the foreseeable future. The Company has not yet commercialized

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

any product candidates and does not expect to generate revenue from sales of any product candidates or from other sources for several years, if at all. The Company will need substantial additional funding to support its continuing operations and pursue its development strategy.

The Company has incurred a net loss of $14.1 million and $39.8 million for the three and nine months ended July 31, 2024, respectively, and negative cash flows from operating activities of $28.7 million for the nine months ended July 31, 2024, and, as of that date, has an accumulated deficit of $239.4 million. To date, the Company has not generated any revenues and has financed its liquidity needs primarily through the 2024 PIPE financing, the Reverse Recapitalization and the PIPE financing conducted by the Company as part of the Reverse Recapitalization (the "PIPE Financing"), debt and convertible debentures, and issuance of redeemable convertible preferred shares and warrants.

The Company’s ability to continue as a going concern depends on its ability to successfully develop and commercialize its products, achieve and maintain profitable operations, as well as the adherence to conditions of outstanding loans. The Company expects that its existing cash and cash equivalents as of July 31, 2024 will be sufficient to fund its operating expenses and debt obligations requirements for at least the next 12 months from the issuance date of these condensed consolidated financial statements. Effective from the first quarter interim condensed consolidated financial statements, the Company has ceased its disclosure of the existence of a material uncertainty that raised substantial doubt about the Company’s ability to continue as a going concern due to the proceeds received from the 2024 PIPE Financing.

2.
Summary of Significant Accounting Policies

The Company’s significant accounting policies are disclosed in the audited consolidated annual financial statements for the years ended October 31, 2023 and 2022 and notes thereto, as found in our Annual Report on Form 10-K for the year ended October 31, 2023. These interim condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements. Since the date of those annual financial statements, there have been no changes to the Company’s significant accounting policies, except as noted below.

Unaudited Interim Financial Information

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The condensed consolidated balance sheet at October 31, 2023 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements. These interim financial statements include the accounts of the Company and its wholly owned subsidiaries, enGene, Inc. and enGene USA, Inc. All intercompany accounts and transactions have been eliminated in consolidation. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated annual financial statements as of October, 31 2023 and 2022 and for the years ended October 31, 2023, and 2022 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the Company’s condensed consolidated balance sheet as of July 31, 2024, the condensed consolidated statements of operations for the three and nine months ended July 31, 2024 and 2023, the condensed consolidated statement of redeemable convertible preferred shares and shareholders' equity (deficit) for the three and nine months ended July 31, 2024 and 2023, and condensed consolidated statements of cash flows for the nine months ended July 31, 2024 and 2023. The financial data and other information disclosed in these notes related to the three and nine months ended July 31, 2024 and 2023 are unaudited. The results for the three and nine months ended July 31, 2024 and 2023, are not necessarily indicative of results to be expected for the year ending October 31, 2024, any other interim periods, or any future year or period.

Recently Adopted Accounting Pronouncements

There have been no changes from the financial statements for the year ended October 31, 2023.

3.
Reverse Recapitalization

On October 31, 2023 (the "Closing Date”), FEAC, Old enGene, and the Company consummated the merger pursuant to the Merger Agreement, dated as of May 16, 2023. As a result of the Reverse Recapitalization, the Company became a publicly traded company, with Old enGene, a subsidiary of the Company, continuing the existing business operations.

At the effective time of the Reverse Recapitalization:

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

•
each outstanding common share of Old enGene was exchanged for common shares of the Company at the Exchange Ratio;
•
each of Old enGene’s redeemable convertible preferred shares outstanding immediately prior to the close of the Reverse Recapitalization was exchanged for shares of the Company’s common shares based on the same Exchange Ratio, with no dividends or distributions being declared or paid on Old enGene’s redeemable convertible preferred shares;
•
the 2022 Notes and May 2023 Notes (each as defined in Note 9) of Old enGene’s existing convertible notes outstanding immediately prior to the close of the Reverse Recapitalization were converted to Old enGene common shares at the conversion ratio in place at the time of conversion and were exchanged for shares of the Company at the Exchange Ratio;
•
each outstanding option to purchase old enGene common shares became fully vested and converted into an option to purchase a number of common shares of the Company equal to the number of common shares of old enGene subject to such option multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the current exercise price per share for such option divided by the Exchange Ratio, rounded up to the nearest whole cent;
•
all of Old enGene’s outstanding warrants exercisable for common shares of Old enGene were exchanged for warrants exercisable for the Company’s common shares using the Exchange Ratio, with the warrants maintaining the same terms and conditions;
•
all of Old enGene’s existing outstanding Class C warrants outstanding at the time of the Reverse Recapitalization were terminated; and
•
all outstanding shares of FEAC being 3,670,927 shares, held by Forbion Growth Sponsor FEAC I B.V. ("FEAC Sponsor") and shareholders were converted into the same number of the Company’s common shares, and outstanding FEAC warrants of 5,029,444 held by FEAC warrant holders were converted into the same number of warrants to purchase one of the Company’s common shares.

Upon the close of the Reverse Recapitalization, 13,091,608 common shares of the Company were issued to Old enGene’s equity and convertible note holders, 2,679,432 common share warrants of the Company were issued to Old enGene’s warrant holders, and 2,706,941 common share options of the Company were issued to Old enGene’s share option holders.

In connection with the Merger Agreement, FEAC, the Company, and investors under the PIPE Financing (the "PIPE Investors") entered into Subscription Agreements pursuant to which, the PIPE Investors agreed to purchase the Company’s shares and warrants for an aggregate commitment amount of $56.9 million. As part of the PIPE Financing, the Company issued 6,435,441 of the Company’s common shares and 2,702,791 warrants to purchase the Company’s common shares for an aggregate purchase price equal to $56.9 million on October 31, 2023. The common shares and warrants issued as part of the PIPE Financing were determined to be equity classified. The proceeds were allocated between the common shares and warrants on a relative fair value basis, taking into consideration the quoted market price of the FEAC common shares and warrants on the close of the market on October 31, 2023, resulting in $56.1 million being allocated to the common shares and $0.8 million being allocated to the warrants. In connection with the Merger Agreement, FEAC, the FEAC Sponsor, Forbion Growth Opportunities Fund I Cooperatief U.A. and the other holders of Class B shares in the capital of FEAC ("FEAC Class B Shares"), Old enGene, the Company and the other parties named therein entered into the side letter agreements, pursuant to which the FEAC Sponsor agreed to surrender and in effect issue to PIPE Investors FEAC Class B Shares and FEAC private placement warrants, immediately prior to the closing of the Reverse Recapitalization. Immediately following the Reverse Recapitalization and the PIPE Financing, the Company had 23,197,976 common shares and 10,411,641 warrants outstanding.

On October 31, 2023, as part of the close of the Reverse Recapitalization, the Company received proceeds of $7.4 million from the FEAC trust account, net of the redemption payment to FEAC’s public shareholders and cash paid from the trust for FEAC expenses. Additionally, the Company received proceeds of approximately $56.9 million from the PIPE Financing. Upon the closing of the Reverse Recapitalization and PIPE Financing, the Company incurred $6.0 million in transaction costs, which was withheld from the proceeds received. The Company incurred a total of $11.1 million of transaction costs associated with the Reverse Recapitalization and PIPE Financing, of which $5.1 million was previously deferred by the Company and netted against the proceeds upon close. The transaction costs were allocated to the common shares and warrants on a relative fair value basis and netted against the proceeds upon close.

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

The following table summarizes the elements of the net proceeds from the Reverse Recapitalization and PIPE Financing transaction as of October 31, 2023:

Recapitalization
Cash – FEAC’s Trust Account and Cash (net of redemptions and cash paid for FEAC expenses prior to close)	$7,363
Cash – PIPE Financing	56,892
Less transaction costs withheld from cash proceeds on Closing Date	(6,024)
Cash proceeds received from the Reverse Recapitalization and PIPE Financing on Closing Date	$58,231
Less transaction costs previously deferred and netted against proceeds	(5,086)
Net cash proceeds from the Reverse Recapitalization and PIPE Financing	$53,145

The total transaction costs of $11.1 million were related to third-party legal, accounting services and other professional services used to consummate the Reverse Recapitalization and the PIPE Financing incurred by Old enGene. These transaction costs are allocated between common shares and additional paid-in capital, based on the relative fair value of the common shares and warrants issued upon the close of the Reverse Recapitalization, on the Company’s consolidated balance sheet as the Company’s common shares have no par value.

The following table summarizes the number of common shares outstanding immediately following the consummation of the Reverse Recapitalization and PIPE Financing transaction:

Number of Shares
Old enGene Shareholders (Excluding Convertible Notes)	6,711,786
FEAC Shareholders, including sponsor's and shareholder with non-redemption agreement	3,670,927
Convertible Notes - Common Shares issued	6,379,822
Common Shares issued to PIPE Investors	6,435,441
Total Common Shares outstanding immediately after the Reverse Recapitalization and PIPE Financing	23,197,976

4.
Fair Value Measurements

The Company did not have any financial assets or liabilities that required fair value measurement on a recurring basis as of July 31, 2024 or October 31, 2023.

During the three and nine months ended July 31, 2024 and during the year ended October 31, 2023, there were no transfers or reclassifications between fair value measure levels of liabilities. The carrying values of all financial current assets, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.

During the three and nine months ended July 31, 2023, and as of July 31, 2023, the Company had the following instruments which were measured at fair value.

April 2023 Notes

The Company elected the fair value option of accounting for the April 2023 Notes (see Note 8). The Company recorded the April 2023 Notes at fair value upon the date of issuance, which was determined to be the total cash proceeds received of $8.0 million. The April 2023 Notes were repaid through the issuance of $8.0 million in aggregate amount of convertible notes and warrants issued as part of the 2023 Financing. No change in fair value was recorded on the April 2023 Notes during the three and nine months ended July 31,

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

2023, given the close proximity between the issuance date of the notes and the repayment date. As of July 31, 2023, the April 2023 Notes were no longer outstanding.

Convertible Debentures Embedded Derivative Liabilities

Prior to the Reverse Recapitalization, the Company’s convertible debentures contained equity conversion options, and certain repayment features, that have been identified as a single compound embedded derivative requiring bifurcation from the host contract for the convertible debentures for which the fair value has not been elected. The Company estimated the fair value of the convertible debenture embedded derivative liabilities on issuance using a probability weighted scenario expected return model. The estimated probability and timing of underlying events triggering the conversion and liquidity repayment features and probability of exercise of the extension features within the convertible debentures as well as discount rates, volatility and share prices are inputs used to determine the estimated fair value of the embedded derivative.

Upon the close of the Reverse Recapitalization the 2022 Notes were converted and exchanged for common shares of the Company, resulting in an extinguishment of the 2022 Notes and related embedded derivative liability. Further the BDC Note (as defined below) was repaid in full. Refer to Note 3 and Note 9.

The following table provides a summary of the change in the estimated fair value of the Company’s convertible debentures embedded derivative liabilities for three and nine months ended July 31, 2023.

Total
Balance as of October 31, 2022	$3,791
Change in fair value of convertible debenture embedded derivative liabilities	307
Foreign exchange (gain)/loss	5
Balance as of January 31, 2023	4,103
Change in fair value of convertible debenture embedded derivative liabilities	(625)
Foreign exchange (gain)/loss	(4)
Balance as of April 30, 2023	$3,474
Change in fair value of convertible debenture embedded derivative liabilities	(435)
Foreign exchange (gain)/loss	15
Balance as of July 31, 2023	$3,054

Warrant Liabilities

Prior to the consummation of the Reverse Recapitalization, Old enGene issued warrants to purchase redeemable convertible preferred shares as part of the issuance of certain redeemable convertible preferred shares, convertible debentures, and the term loan (the “Preferred Share Warrants”). Upon the close of the Reverse Recapitalization, the Preferred Share Warrants were surrendered for no consideration and the fair value was determined to be zero. The Company estimated the fair value of its Preferred Share Warrant liabilities using a Modified Black-Scholes option-pricing model, which included assumptions that are based on the individual characteristics of the Preferred Share Warrants on the valuation date, and assumptions related to the fair value of the underlying redeemable convertible preferred shares, expected volatility, expected life, dividends, risk-free interest rate and discount for lack of marketability (“DLOM”). Due to the nature of these inputs, the Preferred Share Warrants are considered a Level 3 liability.

The weighted average expected life of the Preferred Share Warrants was estimated based on the weighting of scenarios considering the probability of different terms up to the contractual term of 10 years in light of the expected timing of a future exit event, which includes a SPAC transaction. The Company determines the expected volatility based on an analysis of reported data for a group of guideline companies that have issued instruments with substantially similar terms. The expected volatility has been determined using a weighted average of the historical volatility measures of this group of guideline companies. The risk-free interest rate is determined by reference to the Canadian treasury yield curve in effect at the time of measurement of the warrant liabilities for time periods approximately equal to the weighted average expected life of the warrants. The Company has not paid, and did not anticipate paying, cash dividends on its redeemable convertible preferred shares; therefore, the expected dividend yield is assumed to be zero.

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

Because there was no public market for the underlying redeemable convertible preferred shares, the Company determined their fair value based on third-party valuations. Initially, the estimated enterprise equity value of the Company was determined using a market approach and/or cost approach by considering the weighting of scenarios estimated using a back-solve method based on recent financing transactions of the Company. This value was then allocated towards the Company’s various securities of its capital structure using an option pricing method, or “OPM”, and a waterfall approach based on the order of the superiority of the rights and preferences of the various securities relative to one another. Significant assumptions used in the OPM to determine the fair value of redeemable convertible preferred shares include volatility, DLOM, and the expected timing of a future liquidity event such as an IPO, SPAC transaction or sale of the Company, in light of prevailing market conditions. This valuation process creates a range of equity values both between and within scenarios.

In addition to considering the results of these valuations, the Company considered various objective and subjective factors to determine the fair value of the Company's preferred shares as of each valuation date, including the prices at which the Company sold redeemable convertible preferred in the most recent transactions, external market conditions, the progress of the Company's research and development programs, the Company's financial position, including cash on hand, and its historical and forecasted performance and operating results, and the lack of an active public market for the Company's redeemable convertible preferred shares, among other factors.

The following table provides a summary of the change in the estimated fair value of the Company’s warrant liabilities for the three and nine months ended July 31, 2023:

Total
Balance as of October 31, 2022	$11,456
Change in fair value of warrant liabilities	1,185
Foreign exchange (gain)/loss	217
Balance as of January 31, 2023	12,858
Change in fair value of warrant liabilities	341
Foreign exchange (gain)/loss	(196)
Balance as of April 30, 2023	$13,003
Warrant liability recognized upon 2023 Financing	1,420
Change in fair value of warrant liabilities	(5,521)
Foreign exchange (gain)/loss	400
Balance as of July 31, 2023	$9,302

May 2023 Notes

The Company elected the fair value option of accounting for the May 2023 Notes. The Company estimated the fair value of the May 2023 Notes using a probability weighted scenario expected return model. The estimated probability and timing of underlying events within the convertible debentures as well as discount rates, volatility and share prices are inputs used to determine the estimated fair value of the May 2023 Notes. As part of the issuance of the May 2023 Notes, the Company also issued warrants which were determined to be freestanding, liability classified and measured at fair value, as discussed further below. The Company recorded both the May 2023 Notes and warrants issued as part of the 2023 Financing at inception and subsequently at fair value.

The assumptions that the Company used to determine the fair value of the May 2023 Notes as of the issuance date and as of July 31, 2023 are as follows:

	As Of	As Of
	31-Jul-23	Issuance Date
Probability of qualified financing*	75%	60%
Volatility	85%	85%
Class C Preferred Share Price (CAD)	$2.074	$2.074
Liquidity price at conversion of listing event**	$8.42	$8.42
Fair value of common share at conversion of listing event**	$10.25	$10.25
Discount rate	38.70%	40.80%
Expected time to respective scenarios	0.2 years	0.3 years

* The probability represents the cumulated probabilities of conversion at various dates before maturity. The probability includes the probability of a SPAC transaction (which corresponds to a listing event for the 2023 Notes).

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

** The liquidity price at the conversion of a listing event represents the conversion price of the 2023 Notes upon the business combination with FEAC, and the fair value per common share at conversion of a listing event represents the price per share of the Newco upon the business combination with FEAC, as set forth in the business combination agreement.

The Company recorded the May 2023 Notes upon issuance at fair value and will subsequently remeasure the notes to fair value at each reporting period until settled. The following table provides a summary of the change in the estimated fair value of the Company’s 2023 Notes for the three and nine months ended July 31, 2023 as follows:

Total
Balance as of October 31, 2022	$—
Issuance of May 2023 Notes	37,044
Change in fair value of convertible debentures	2,941
Balance as of July 31, 2023	$39,985

5.
Property and Equipment, Net

As of July 31, 2024, and October 31, 2023, property and equipment consisted of the following:

	July 31,	October 31,
	2024	2023
Lab equipment	$1,966	$1,779
Computer equipment	62	269
Computer software	146	70
Office furniture	141	69
Leasehold improvements	226	129
Property and equipment	2,541	2,316
Less: Accumulated depreciation and amortization	1,527	1,727
Property and equipment, net	$1,014	$589

Depreciation and amortization expense related to property and equipment was $82 and $43 for the three months ended July 31, 2024 and 2023, respectively. Depreciation and amortization expense related to property and equipment was $240 and $126 for the nine months ended July 31, 2024 and 2023, respectively.

6.
Accrued Expenses and Other Current Liabilities

As of July 31, 2024, and October 31, 2023, accrued expenses and other current liabilities consisted of the following:

	July 31,	October 31,
	2024	2023
Accrued research and development expenses	$4,875	$759
Professional fees	638	1,708
Employee compensation and related benefits	2,917	814
Accrued income tax payable	—	39
Other	403	219
Total accrued expenses and other current liabilities	$8,833	$3,539

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

7.
License Agreement and Clinical Research Organization

License Agreement – Nature Technology Corporation

On April 10, 2020, the Company entered into a Non-Exclusive License Agreement (the “License Agreement”) with Nature Technology Corporation (“NTC”) whereby the Company licenses certain rights to NanoplasmidTM technology from NTC for commercialization. Under the terms of the License Agreement, NTC granted to the Company and its affiliates a non-exclusive, royalty-bearing, sublicensable license to research, have researched, develop, have developed, make, have made, use, have used, import, have imported, sell, offer to sell, and have sold or offered for sale any product in the defined license field. Unless terminated earlier, the NTC license agreement will continue until no valid claim of any licensed patent exists in any country. The Company can voluntarily terminate the license agreement with prior notice to NTC.

The Company paid NTC an initial, upfront fee of $50 thousand which was recorded as research and development expense upon entering into the License Agreement. Beginning on the first anniversary of the effective date of the License Agreement and on each subsequent anniversary, the Company is required to pay NTC a $50 thousand annual maintenance fee. The Company is also required to make a payment to NTC of $50 thousand upon assigning the License Agreement to a third party.

The License Agreement provides for a one-time payment of $50 thousand for the first dose of a milestone product, as defined in the License Agreement, in the first patient in a Phase I clinical trial or, if there is no Phase I clinical trial, in a Phase II clinical trial, as well as a one-time payment of $450 thousand upon regulatory approval of a milestone product by the U.S. Food and Drug Administration. The first milestone related to the first dose of a milestone product, was achieved during the year ended October 31, 2021. The second milestone, regulatory approval of a milestone product, has not yet been achieved as of the period ended July 31, 2024. The Company is also required to pay NTC a royalty percentage in the low single digits of the aggregate net product sales in a calendar year by the Company, its affiliates or sublicensees on a product-by-product and country-by-country basis, as long as the composition or use of the applicable product is covered by a valid claim in the country where the net sales occurred. Royalty obligations under the license agreement will continue until the expiration of the last valid claim of a licensed patent covering such licensed product in such country.

In the event that the Company or any of its affiliates or sublicensees manufactures any Good Manufacturing Practice (“GMP”) lot of a product, then the Company or any such affiliate or sublicensee will be obligated to pay NTC an amount per manufactured gram of GMP (or its equivalent) lot of product, which varies based on the volume manufactured. The payment will expire on a product-by-product basis upon receipt of regulatory approval to market a product in any country in the licensed territory.

During each of the three and nine months ended July 31, 2024 and 2023, the Company incurred $50 thousand and $13 thousand, respectively of expenses related to the annual maintenance fee under the License Agreement, which is recorded within research and development expenses.

8.
Notes Payable

2021 Loan and Security Agreement

On December 30, 2021, the Company entered into a Loan and Security Agreement (the "Prior Loan Agreement") with Hercules Capital, Inc. (“Hercules” or the “Lender”) for the issuance of a term loan facility with an aggregate principal amount of up to $20.0 million (the “Prior Term Loan”). The Prior Loan Agreement provided for (i) an initial term loan advance of $7.0 million, which closed on December 30, 2021, (ii) subject to the achievement of certain clinical milestones (“Clinical Milestone”), a right of the Company to request that the Lender make additional term loan advances to the Company in an aggregate principal amount of up to $4.0 million from the achievement of the Clinical Milestone through June 15, 2022, which was drawn in June 2022, and (iii) subject to the achievement of certain financial milestones (“Financial Milestone”), a right of the Company to request that the Lender make additional term loan advances to the Company in an aggregate principal amount of up to $9.0 million from achievement of the Financial Milestone through December 15, 2022, which was not achieved. The Company is required to pay an end of term fee (“Prior Term Loan End of Term Charge”) equal to 6.35% of the aggregate principal amount of the Prior Term Loan advances upon repayment.

The Prior Term Loans were scheduled to mature on July 1, 2025, with no option for extension (the “Prior Term Loan Maturity Date”).

The Prior Term Loan accrued interest at an annual rate equal to the greater of (i) 8.25% plus the prime rate of interest as reported in the Wall Street Journal minus 3.25% and (ii) 8.25% provided, that, from and after the date the Company achieves the financial

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

milestone, as defined within the agreement, the reference to 8.25% in clauses (i) and (ii) is reduced to 8.15%. Borrowings under the Prior Term Loan are repayable in monthly interest-only payments through June 2023. After the interest-only payment period, borrowings under the Prior Term Loan are repayable in equal monthly payments of principal and accrued interest until the Maturity Date. At the Company’s option, the Company may elect to prepay all, but not less than all, of the outstanding term loan by paying the entire principal balance and all accrued and unpaid interest thereon plus a prepayment charge equal to the following percentage of the principal amount being prepaid: (i) 3.0% of the principal amount outstanding if the prepayment occurs in any of the first twelve months following the closing date of the last draw down; (ii) 2.0% of the principal amount outstanding if the prepayment occurs after the first twelve months following the closing date of the last draw down, but on or prior to twenty-four months following the closing date of the last draw down; and 1.0% of the principal amount outstanding at any time thereafter but prior to the Maturity Date.

In connection with the Prior Term Loan, the Company granted Hercules a security interest senior to any current and future debts and to any security interest, in all of the Company’s right, title, and interest in, to and under all of the Company’s property and other assets, and certain equity interests and accounts of Old enGene, subject to limited exceptions including the Borrower’s intellectual property. The Prior Loan Agreement also contains certain events of default, representations, warranties and non-financial covenants of the Company.

The debt discount and issuance costs under the Prior Term Loan were accreted to the principal amount of debt and being amortized from the date of issuance through the Maturity Date to interest expense using the effective-interest rate method. The effective interest rate of the outstanding debt under the Prior Loan Agreement was approximately 18.3% as of October 31, 2023.

The Company borrowed $11.0 million under the Prior Loan Agreement and incurred $1.1 million of debt discount and issuance costs inclusive of facilities fees, legal fees, Prior Term Loan End of Term Charge and initial fair value of the warrants under the Prior Term Loan.

Old Hercules Warrants

Under the Prior Loan Agreement, the Company agreed to issue to Hercules warrants (the “Old Hercules Warrants”) to purchase a number of shares of Old enGene’s redeemable convertible preferred shares at the exercise price equal to 2.5% of the aggregate amount of the Prior Term Loans that are funded, as such amounts are funded. On the first tranche closing, Old enGene issued a warrant to purchase 84,714 Class C Preferred Shares which were determined to have a fair value of $34 thousand upon issuance. On the second tranche closing, in June 2022, Old enGene issued an additional warrant to purchase 48,978 Class C Preferred Shares which were determined to have a fair value of $23 thousand upon issuance. The fair value of the Old Hercules Warrant values were initially recorded as a discount to the Prior Term Loan principal balance and are being amortized to interest expense using the effective interest method over the life of the Prior Term Loan.

The Old Hercules Warrants were initially exercisable for a period of ten years from the date of the issuance of each warrant at a per-share exercise price equal to $2.632 Canadian dollars, subject to certain adjustments as specified in the warrants. In addition, the Company has granted to the holders of the Old Hercules Warrants certain registration rights on a pari passu basis with the holders of outstanding preferred shares and warrants to purchase preferred shares.

The Company accounted for the warrants as a liability prior to the consummation of the Reverse Recapitalization since they were indexed to Old enGene’s redeemable convertible preferred shares that were classified as temporary equity. The Company remeasured the fair value of the warrants at each reporting date with changes being recorded as a change in the fair value of the warrant liabilities.

Upon the close of the Reverse Recapitalization, the Old Hercules Warrants, along with all other warrants to purchase shares of Old enGene's redeemable convertible preferred shares, were surrendered for no consideration.

Amended Loan and Security Agreement

On December 22, 2023 (the "Hercules Closing Date"), the Company entered into an amended and restated loan and security Agreement (the "Amended Loan Agreement”), with Hercules, as agent and lender, and the several banks and other financial institutions or entities from time to time parties thereto (with Hercules, the "Lenders”). The Amended Loan Agreement amends and restates in its entirety the Prior Loan Agreement with Hercules dated December 30, 2021.

The Amended Loan Agreement provides for a term loan facility of up to $50.0 million available in multiple tranches (the "Term Loan”), as follows: (i) an initial term loan advance (the "Tranche 1 Advance”) that was made on the Tranche 1 Advance closing of $22.5 million, approximately $8.6 million of which was applied to refinance in full the term loans outstanding under the Prior Loan Agreement, (ii) subject to the achievement of the specified Interim Milestone (the "Interim Milestone”), which includes no default or

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

event of default, delivery of written notice to the Lenders that the Company has conducted an analysis of interim efficacy of data from the clinical evaluation of detalimogene voraplasmid, or detalimogene, formerly referred to as EG-70, in the Phase 2 clinical study, and satisfaction of certain other conditions precedent, a right of the Company to request that the Lenders make additional term loan advances to us in an aggregate principal amount of up to $7.5 million from the date of achievement of the Interim Milestone through the earlier of (x) 60 days following the achievement of the Interim Milestone and (y) March 31, 2025, and (iii) an uncommitted tranche subject to the Lenders’ investment committee approval and satisfaction of certain other conditions precedent (including payment of a 0.75% facility charge on the amount borrowed), pursuant to which the Company may request from time to time up to and including the Amortization Date (defined below) that the Lenders make additional term loan advances to the Company in an aggregate principal amount of up to $20.0 million. The Company is required to pay upon the earlier of January 1, 2028 ( the “Maturity Date”) or payment in full of the Term Loans, an end of term fee equal to 5.50% of the aggregate principal amount of the Term Loans (the "End of Term Charge"). The Company is also required to pay on July 1, 2025 or, if earlier, the date the Company prepays the Term Loans, $0.7 million representing the Prior Term Loan End of Term Charge (the Prior Term Loan End of Term Charge and End of Term Charge, collectively the "End of Term Charges").

The Term Loans mature on January 1, 2028, with no option for extension.

The Term Loan bears cash interest payable monthly at an annual rate equal to the greater of (a) the prime rate of interest as reported in the Wall Street Journal plus 0.75% (capped at 9.75%) and (b) 9.25%. The Term Loan also bears additional payment-in-kind interest at an annual rate of 1.15%, which is added to the outstanding principal balance of the Term Loan on each monthly interest payment date. Borrowings under the Amended Loan Agreement are repayable in monthly interest-only payments through the "Amortization Date”, which is either: (x) July 1, 2025 or (y) if the Interim Milestone is achieved and there has been no default, January 1, 2026, or (z) if the Interim Milestone and certain clinical milestones are achieved and there has been no default, July 1, 2026. After the Amortization Date, the outstanding Term Loans and interest shall be repayable in equal monthly payments of principal and accrued interest until the Maturity Date. The effective interest rate of the Term Loan was 11.84% as of July 31, 2024.

At the Company's option, the Company may elect to prepay all, but not less than all, of the outstanding Term Loan by paying the entire principal balance and all accrued and unpaid interest thereon plus a prepayment charge equal to the following percentage of the principal amount being prepaid: (i) 3.0% of the principal amount outstanding if the prepayment occurs in any of the first twelve months following the Closing Date; (ii) 2.0% of the principal amount outstanding if the prepayment occurs after the first twelve months following the Closing Date but on or prior to twenty-four months following the Closing Date; and (iii) 1.0% of the principal amount outstanding if prepayment occurs at any time thereafter but prior to the Maturity Date.

In connection with the Amended Loan Agreement, the Borrowers granted Hercules a security interest senior to any current and future debts and to any security interest in all of the Borrowers’ right, title, and interest in, to and under all of the Company’s property and other assets, subject to limited exceptions including the Borrowers’ intellectual property.

The Amended Loan Agreement contains negative covenants that, among other things and subject to certain exceptions, could restrict the Borrowers’ ability to incur additional liens, incur additional indebtedness, make investments, including acquisitions, engage in fundamental changes, sell or dispose of assets that constitute collateral, including certain intellectual property, pay dividends or make any distribution or payment on or redeem, retire or purchase any equity interests, amend, modify or waive certain material agreements or organizational documents and make payments of certain subordinated indebtedness. The Amended Loan Agreement also contains certain events of default and representations, warranties and non-financial covenants of the Borrowers. The Borrowers have been in compliance with the financial covenants since inception of the Term Loan.

The Company accounted for the Amended Loan Agreement as an extinguishment of the Prior Term Loan. As a result of the extinguishment, the Company recorded a loss of $0.4 million as a component within other income and expense in the Company's consolidated statement of operations during the three and nine months ended July 31, 2024, which represented the difference between the reacquisition price of the debt, including fees and the initial fair value of the warrants paid directly to the lender, and the carrying value of the Prior Term Loan at the time of extinguishment.

As of July 31, 2024, the Company had borrowed $22.5 million under the Amended Loan Agreement and incurred $2.1 million of debt discount and issuance costs inclusive of legal fees and End of Term Charges under the Term Loan.

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

Hercules Common Share Warrants

In connection with the Amended Loan Agreement, the Company also agreed to issue to the Lenders in connection with each advance of Term Loans warrants to purchase that number of the Company’s common shares, as shall be equal to 2% of the aggregate principal amount of such Term Loan advance divided by the Warrants per share exercise price of $7.21 (which exercise price equals the ten-day volume weighted average price for the ten (10) trading days preceding the Hercules Closing Date and is subject to customary adjustments under the terms of the Warrants) (the "Hercules Common Share Warrants"). The Hercules Common Share Warrants are exercisable for a period of seven years from issuance.

Under the terms of the Amended Loan Agreement, the maximum number of Hercules Common Share Warrants and underlying Common Shares of the Company that could be issued is 138,696. On the Hercules Closing Date, the Company issued to the Lenders 62,413 Hercules Common Share Warrants in connection with the Tranche 1 Advance of the Term Loans (the "Closing Date Warrants”). The Closing Date Warrants have been determined to be equity classified as they do not meet the definition of a liability under ASC 480 and are considered indexed to the Company’s common shares as prescribed by ASC 815. Upon entering into the Amended Loan Agreement, $0.3 million of the total $22.5 million Tranche 1 Advance was allocated to the warrants, on a relative fair value basis, and recorded within additional paid in capital.

Subsequently issued Hercules Common Share Warrants shall be substantially in the form of the Closing Date Warrants. Under the terms of the Amended Loan Agreement, the maximum number of Hercules Common Share Warrants and resultant underlying common shares of the Company that could be issued is 138,696 (i.e. 2% of the $50.0 million total commitment amount divided by the exercise price of $7.21 price specified in the Closing Date Warrant), assuming no adjustments are made under the terms of the Hercules Common Share Warrants and further assuming the full amount of Term Loans are drawn.

As of July 31, 2024 and October 31, 2023, the carrying value of the term loans consisted of the following:

	July 31, 2024	October 31, 2023
Note payable, including End of Term Charge	$24,596	$10,144
Debt discount, net of accretion	(1,823)	(474)
Accrued interest	180	108
Note payable, net of discount	$22,953	$9,778

As of October 31, 2023, the Company classified $0.6 million of the note payable as current, which represents the principal payments due and amortization of the debt discount between October 31, 2023 and the date the Prior Term Loan was amended in December 2023, as the debt was refinanced on a long-term basis in the subsequent period.

During the three months ended July 31, 2024 and 2023, the Company recognized $0.8 million and $0.5 million of interest expense, respectively, related to the term loans, of which $0.1 million and $0.1 million was related to the amortization of the debt discounts, respectively. During the nine months ended July 31, 2024 and 2023, the Company recognized $2.0 million and $1.4 million of interest expense, respectively, related to the term loans, of which $0.4 million and $0.3 million was related to the amortization of the debt discounts, respectively.

Estimated future principal payments due under the Term Loan, including the contractual End of Term Charges and paid in kind interest are as follows as of July 31, 2024:

Note Principal Payments
2024	$—
2025	3,285
2026	8,254
2027	9,047
2028	4,617
Total principal payments, including End of Term Charge	25,203

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

As of July 31, 2024, based on borrowing rates available to the Company for loans with similar terms and consideration of the Company’s credit risk, the carrying value of the Company’s variable interest rate debt, excluding unamortized debt issuance costs, approximates fair value.

April 2023 Notes

On April 4, 2023, Old enGene entered into a note purchase agreement (the “April 2023 Notes”) for a principal amount of $8.0 million with Merck Lumira Biosciences Fund, L.P., Merck Lumira Biosciences Fund (Quebec), L.P., Lumira Ventures III, L.P., Lumira Ventures III (International), L.P., Lumira Ventures IV, L.P., Lumira Ventures IV (International), L.P., Fond de solidarité des travailleurs du Québec (F.T.Q.), and Forbion Capital Fund III Cooperatief U.A. (collectively the “April 2023 Investors”). The April 2023 Notes had an interest free period of 45 days from the date of issuance, and commencing on the 46th day, began to accrue interest at a rate of 15% per annum. The April 2023 Notes were classified as current as they matured on the earlier of (i) July 31, 2023; or (ii) the date the Company completes a qualified financing, as defined within the April 2023 Notes as a financing pursuant to which the Company sells convertible promissory notes, warrants, preferred shares, common shares, or a combination thereof of the Company for an aggregate amount of at least $20.0 million. Upon the completion of the 2023 Financing (as defined below) in May 2023, Old enGene issued convertible debentures and warrants of Old enGene to the April 2023 Note investors, on the same terms and conditions of the convertible debentures and warrants that were issued to the investors of the 2023 Financing, as repayment of the April 2023 Notes.

The Company elected the fair value option of accounting for the April 2023 Notes. The Company recorded the April 2023 Notes at fair value upon the date of issuance, which was determined to be $8.0 million. Given the short period of time that the April 2023 Notes were outstanding, no change in fair value was recorded during the three months ended April 30, 2023. The April 2023 Notes were extinguished in May 2023 as part of the issuance of the May 2023 Notes (see Note 9).

9.
Convertible Debentures

Old enGene had issued convertible debentures to various investors. There was no outstanding principal, accrued interest, and unamortized deferred financing costs of the convertible debentures recorded on the balance sheet as of July 31, 2024 and October 31, 2023, as the convertible debentures were converted and exchanged for common shares of the Company or repaid upon the closing of the Reverse Recapitalization. Refer to Note 3.

BDC Notes

In September 2020, Old enGene issued a convertible debenture to the Business Development Bank of Canada (“BDC”) in the amount of $2.2 million (the “BDC Notes”). The debt bears interest at rate of 8% per annum and had an initial maturity date of September 28, 2023. In December 2021 Old enGene amended the agreement which resulted in the maturity date extending to September 29, 2025. The BDC Notes were convertible at the option of the holder into Old enGene's Class B redeemable convertible preferred shares at a price of 80% of the price paid per share in qualified financing, as defined within the BDC convertible debenture agreement. The issuance of the Prior Term Loan in 2021 met the definition of a qualified financing per the BDC convertible debenture agreement. As the conversion option was not exercised upon the issuance of the Prior Term Loan, the conversion rights upon a qualified financing were waived. There were optional conversion options that existed if Old enGene is in default, or in the event of certain liquidation events, as defined within the BDC Notes, which allow for conversion of the BDC Note into the most senior share outstanding at the time of the event. If a liquidation event, as defined within the BDC Note agreement, and which included a SPAC transaction, is consummated after a qualified financing, and optional conversion is not elected, the Company is required to pay the investor in cash, the outstanding principal and the accrued but unpaid interest and in addition an amount equal to 20% of the principal.

Upon issuance of the BDC Notes, Old enGene identified embedded derivatives related to the equity conversion features and liquidity event repayment features which required bifurcation as a single compound derivative instrument. Old enGene estimated the fair value of the embedded derivative liabilities upon issuance at $0.2 million. Old enGene remeasured the fair value of the embedded derivatives in effect at each reporting period, with the subsequent changes in the fair value of the derivative being recognized in changes in fair value of derivatives within the Company’s consolidated statements of operations and comprehensive loss. The estimated fair value of the embedded derivative liabilities at July 31, 2023 was $0.2 million, resulting in $0.1 million and $43 thousand recorded in change in fair value of convertible debentures embedded derivative liabilities in the consolidated statement of operations and comprehensive loss for the three and nine months ended July 31, 2023, respectively. Total interest expense, including the amortization of debt discounts, of $62 thousand and $0.2 million was recorded for the three and nine months ended July 31, 2023, respectively. As part of the issuance of the BDC Notes, Old enGene incurred an aggregate of $36 thousand of debt issuance costs of which a portion were recorded as a reduction of the carrying value of the BDC Notes, and a portion was allocated to the embedded derivative liabilities

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

which were expensed as incurred. Upon the close of the Reverse Recapitalization the Company repaid the BDC Note, resulting in full settlement of the note.

2022 Notes

During the year ended October 31, 2022, Old enGene issued convertible debentures for an aggregate amount of $18.4 million on October 20, 2022 (the “2022 Notes”). The 2022 Notes had an initial maturity that is the later of (i) three years from the date of issuance; or (ii) the maturity date of the Prior Term Loan (see Note 8). The 2022 Notes bear interest at 10% per annum commencing on the date of issuance. The 2022 Notes are automatically convertible into common shares or redeemable convertible preferred shares of Old enGene upon certain events. Upon the close of the Reverse Recapitalization, the 2022 Notes were converted into 2,081,359 common shares of the Company.

Upon issuance of the 2022 Notes, Old enGene identified embedded derivatives related to the equity conversion features which required bifurcation as a single compound derivative instrument. Old enGene estimated the fair value of the embedded derivative liabilities upon issuance at $3.5 million. The estimated fair value of the embedded derivative liabilities at July 31, 2023 was $2.8 million, resulting in $0.3 million and $0.7 million recorded in change in fair value of convertible debentures embedded derivative liabilities in the consolidated statement of operations and comprehensive loss for the three and nine months ended July 31, 2023, respectively. Total interest expense, including the amortization of debt discounts, was $0.9 million and $2.2 million was recorded for the three and nine months ended July 31, 2023, respectively. As part of the issuance of the 2022 Notes, the Company incurred an aggregate of $44 thousand of debt issuance costs of which a portion were recorded as a reduction of the carrying value of the 2022 Notes, and a portion was allocated to the embedded derivative liabilities which were expensed as incurred.

On October 31, 2023 upon the close of the Reverse Recapitalization, the 2022 Notes were converted into 2,081,359 common shares of the Company. The Company accounted for the conversion as an extinguishment and recorded a loss on extinguishment of $3.1 million, relating to the difference between the fair value of the common shares issued and the carrying value of the 2022 Notes and fair value of the embedded derivative liability at the time of conversion.

May 2023 Notes

On May 16, 2023, concurrently with the execution and delivery of the Merger Agreement, Old enGene entered into agreements pursuant to which it agreed to issue new convertible notes and warrants (i) for cash in an aggregate principal amount of $30.0 million and (ii) in repayment of the April 2023 Notes in an aggregate amount of $8.0 million (collectively, the "May 2023 Notes” and, together with the warrants purchased concurrently, the "2023 Financing”; the 2023 Financing together with the Amended 2022 Financing, the "Convertible Bridge Financing”).

The 2023 Financing occurred in two separate issuances with $28.0 million issued in May 2023 for $20.0 million in cash and $8.0 million in repayment of the April 2023 Notes, and an additional $10.0 million issued in June 2023 for $10.0 million in cash, of which Forbion Growth Sponsor FEAC I B.V. funded an aggregate amount of $20.0 million of the total $38.0 million. The May 2023 Notes issued as part of the 2023 Financing, if not converted, have an initial maturity date of October 20, 2025 and are to accrue interest at 10% per annum, which is payable upon maturity.

The warrants issued as part of the 2023 Financing were for the purchase of common shares of Old enGene. The 2023 Warrants were only to become exercisable upon the completion of the merger. Upon the close of the Reverse Recapitalization, the 2023 Warrants were exchanged for 2,679,432 warrants of the Company and have the same terms as the public warrants issued upon the FEAC initial public offering, with an exercise price of $11.50, and which will expire five years after the completion of the merger.

The warrants issued as part of the 2023 Financing were concluded to be liability classified upon issuance, as they failed the fixed for fixed criteria that is required for a contract to be considered indexed to the Company’s own stock as prescribed by ASC 815. The terms of the warrants initially required the Company to issue a variable number of shares until the PIPE Financing was executed, at which time the number of warrants became fixed. The 2023 Warrants were initially and subsequently measured at fair value with any changes in fair value recorded as a component of other income and expense within the change in fair value of warrant liabilities. Refer to Note 3. Upon the execution of the PIPE Financing and consummation of the Reverse Recapitalization, the warrants were reclassified to equity as the number of warrants became fixed and it was determined that the warrants met the fixed for fixed criteria that is required for a contract to be considered indexed to the Company’s own stock as prescribed by ASC 815.

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

10.
Redeemable Convertible Preferred Shares

As of October 31, 2022, Old enGene’s Articles of Amendment had an unlimited number of authorized shares of each class of redeemable convertible preferred shares.

Class A Redeemable Convertible Preferred Shares

On July 26, 2013, Old enGene entered into a subscription agreement (the “Class A Agreement”) with multiple investors, whereby Old enGene agreed to sell to the investors an initial aggregate amount of 610,333 Class A redeemable convertible preferred shares at a price of $1.5929 ($1.63845 CAD) per share for total aggregate proceeds of $1.0 million (the “Class A Initial Closing”). Included within the Class A Agreement were three additional future tranche obligations (the “Class A Second Tranche,” “Class A Third Tranche” and “Class A Fourth Tranche”) for Old enGene to issue and sell shares of Class A redeemable convertible preferred shares upon the achievement of certain milestone events. Only the Class A Second Tranche closed under the Class A Agreement. The Class A Second Tranche obligated Old enGene to sell and the Class A Investors to purchase 1,830,999 shares of Class A redeemable convertible preferred shares at a price of $1.56967 ($1.63845 CAD) per share for total proceeds of $2.9 million, upon the establishment of the Company’s headquarters in Montreal Quebec and completion of experiments required to bolster a patent application for dually-derivatized chitosan (the “Second Closing Milestone Event”), which occurred in 2013. Additionally, upon completing the Class A redeemable convertible preferred share financing, convertible notes of Old enGene held by multiple investors converted into Class A redeemable convertible preferred shares.

Class B Redeemable Convertible Preferred Shares

On January 6, 2015, Old enGene entered into a subscription agreement (the “Class B Agreement”) with multiple investors, where Old enGene agreed to sell to the investors an initial aggregate amount of 2,758,221 Class B redeemable convertible preferred shares at a price of $1.85032 ($2.17532 CAD) per share for total proceeds of $5.1 million (the “Class B Initial Closing”). Included within the Class B Agreement were two additional closings (the “Class B Second Tranche,” and the “Class B Third Tranche,” respectively) which obligated Old enGene to sell and Class B investors to purchase additional Class B redeemable convertible preferred shares upon certain events. The Class B Second Tranche obligated Old enGene to sell and the Class B Investors to purchase 1,838,815 Class B Shares at a price of $1.63419 ($2.17532 CAD) per share for total proceeds of $3.0 million and the Class B Third Tranche obligated Old enGene to sell and the Class B Investors to purchase 1,608,963 Class B Shares at a price of $1.63419 ($2.17532 CAD) per share for total proceeds of $2.6 million. The Class B Second Tranche and Class B Third Tranche closed on March 1, 2017.

Class B-1 Redeemable Convertible Preferred Shares

On September 10, 2015, Old enGene entered into a Subscription Agreement (the Class “B-1 Agreement”), in which Old enGene was to issue 1,523,809 Class B-1 redeemable convertible preferred shares for a purchase price of $1.64367 ($2.17532 CAD) per share, resulting in aggregate proceeds of $2.5 million. During the year ended October 31, 2020, the Class B-1 redeemable convertible preferred shares converted to common shares on a 1:1 basis. Therefore, as of each of the years ended October 31, 2020, October 31, 2021, and October 31, 2022, no shares of the Class B-1 redeemable convertible preferred shares remained outstanding. The Company has presented these shares within temporary equity as of October 31, 2019 within the consolidated statements of redeemable convertible preferred shares and shareholder deficit, as they contained the same redemption features as the Class B redeemable convertible preferred shares (further described above). Upon conversion to common shares, the carrying value of the Class B-1 redeemable convertible preferred shares was reclassified to additional paid in capital within shareholders’ deficit.

Class C Redeemable Convertible Preferred Shares

The Class C redeemable convertible preferred shares are issuable in series, of which an unlimited number are designated as Series 1 Class C redeemable convertible preferred shares with an issue price per share of $1.5929 ($1.63845 CAD); an unlimited number are designated as Series 2 Class C redeemable convertible preferred shares with an issue price per share of $1.85032 ($2.175315 CAD); an unlimited number are designated as Series 3 Class C redeemable convertible preferred shares with an issue price per share of $2.12376 ($2.6320 CAD); and an unlimited number are designated as Series 4 Class C redeemable convertible preferred shares that is reserved for the potential conversion of the BDC Notes, and will each have an issue price per share of $1.69901 ($2.10559 CAD).

On June 30, 2021, Old enGene entered into a subscription agreement (the “Class C Agreement”) with multiple investors, where Old enGene agreed to sell to the Investors an initial aggregate amount of 3,662,813 Series 3 Class C redeemable convertible preferred shares (the “Series 3 Class C Shares”) at a price of $2.12376 ($2.6320 CAD) per share for total proceeds of $7.8 million (the “Class C

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

Initial Closing”). Included within the Class C Agreement was one additional closing (the “Class C Second Tranche”) which obligated Old enGene to sell and Class C investors to purchase additional Class C redeemable convertible preferred shares upon the achievement of certain milestone events. The Class C Second Tranche obligated Old enGene to sell and the Class C investors to purchase 3,662,810 Series 3 Class C Shares at a price of $2.13192 ($2.6320 CAD) per share for total proceeds of $7.8 million. The Class C Second Tranche closed on October 29, 2021.

As part of each of the Class C Initial Closing and Class C Second Tranche, each Class C investor received 3,662,813 and 3,662,810 warrants, respectively, to purchase Class C redeemable convertible preferred shares (the “Class C Warrants”), resulting in an aggregate issued amount of 7,325,623 Class C Warrants. The Class C Warrants have an exercise price of $2.12376 ($2.6320 CAD) per share and a term of 10 years. The Class C Warrants were determined to be liabilities. The Company estimated the fair value of the warrant liabilities upon issuance and remeasured the fair value of the warrant liabilities at each reporting period, with the subsequent changes in the fair value of the warrant liabilities being recognized in changes in fair value of warrant liabilities within the Company’s consolidated statements of operations and comprehensive loss. Upon the completion of the Reverse Recapitalization, all existing Class C Warrants of Old enGene were extinguished.

Under the terms of the Class C Agreement, certain convertible notes held by various Class C investors and other investors were exchanged for an aggregate amount of 16,464,646 Class B redeemable convertible preferred shares. Additionally, upon entering into the Class C Agreement, Old enGene also entered into a share exchange agreement (the “Share Exchange Agreement”) with the Class A investors and the Class B investors. As part of the Share Exchange Agreement, certain of the Class A redeemable convertible preferred shares issued to Class A investors were exchanged for Series 1 Class C redeemable convertible preferred shares and certain of the Class B redeemable convertible preferred shares issued to the Class B investors were exchanged for Series 2 Class C redeemable convertible preferred shares. This exchange resulted in the derecognition of Class A and B redeemable convertible preferred shares and the recognition of Class C redeemable convertible preferred shares at the fair value of the Class C redeemable convertible preferred shares. The difference between the carrying value of the Class A and Class B redeemable convertible preferred shares and the fair value of the Class C redeemable convertible preferred shares for which they converted into was recorded within additional paid in capital and no gain or loss on extinguishment was recorded within the consolidated statements of operations and comprehensive loss. Further, the February 2020 Warrants, June 2020 Warrants, and 2021 Warrants, which consisted of warrants to purchase Old enGene's Class B redeemable convertible preferred shares and were issued as part of the convertible debentures were cancelled and replaced by the terms of the Class C Warrants. The aggregate amount of outstanding warrants of 10,242,130 from the February 2020 Warrants, the June 2020 Warrants, and the 2021 Warrants converted into 10,242,130 Class C Warrants, which have an exercise price of $2.12376 ($2.6320 CAD) per share and a term expiring on February 14, 2030. Immediately prior to conversion, the warrants were marked to fair value, with the change in the fair value of the warrant liabilities being recognized in changes in fair value of warrant liabilities within the Company’s consolidated statements of operations and comprehensive loss.

Upon issuance of each series of Class A, Class B, and Class C Preferred Shares, the Company assessed the embedded conversion and liquidation features of the shares and determined that such features did not require the Company to separately account for these features.

Conversion of Redeemable Convertible Preferred Shares

Pursuant to the terms of the Merger Agreement, upon the consummation of the Reverse Recapitalization, each share of Old enGene’s redeemable convertible preferred shares issued and outstanding immediately prior to the close was exchanged for common shares of the Company using the Exchange Ratio of approximately 0.18048. A retrospective adjustment has been applied to all periods presented to reflect the Reverse Recapitalization. Refer to Note 3 for additional discussion.

Undesignated Preferred Shares

The Company’s Certificate of Incorporation, as amended and restated, authorizes the Company to issue an unlimited number of preferred shares with no par value. The preferred shares are currently undesignated.

11.
Common Shares

The Company has an unlimited number of Common Shares authorized for issuance, with no par value. As of July 31, 2024 and October 31, 2023, there were 44,215,577 and 23,197,976 Common Shares outstanding, respectively.

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

The holders of the Common Shares are entitled to one vote per Common Share held on all matters submitted to a vote of shareholders. Common shareholders are entitled to receive dividends, as may be declared by the board of directors, or the "Board", if any, subject to the preferential dividend rights of preferred shares. Through July 31, 2024, no cash dividends had been declared or paid.

On February 13, 2024, the Company entered into subscription agreements (collectively, the "2024 Subscription Agreements”) with the investors named therein, for the private placement (the "2024 PIPE Financing") of 20,000,000 common shares of the Company, at a price of $10.00 per share. The aggregate gross proceeds from the 2024 PIPE Financing was $200 million, before deducting offering expenses of $12.4 million. The 2024 PIPE Financing closed on February 20, 2024.

Warrants to Purchase Common Shares

As of July 31, 2024 and October 31, 2023, the Company had 8,511,968 and 10,411,641 warrants to purchase Common Shares outstanding, respectively.

Of the warrants to purchase Common Shares outstanding as of July 31, 2024, 8,449,555 have the same terms as the FEAC public warrants issued in connection with FEAC’s IPO, and have an exercise price of $11.50, and are exercisable beginning 30 days after the completion of the Reverse Recapitalization and which will expire on October 31, 2028, or five years after the completion of the Reverse Recapitalization. Through July 31, 2024, 383,355 common shares have been issued as a result of the exercise of 1,379,391 warrants on a cashless basis and 520,282 common shares have been issued through cash exercises of warrants for proceeds totaling $6.0 million.

The number of Common Shares to be issued upon the cashless exercise is equal to the quotient obtained by dividing (x) the product of the number of shares underlying the warrants, multiplied by the excess of the “Fair Market Value” over the warrant exercise price of $11.50 by (y) the Fair Market Value. The Fair Market Value is the volume weighted average price of the shares for the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Company’s Warrant Agent from the holder or its broker or intermediary. The warrants had a cashless exercise period until such time as the registration statement under the Securities Act with respect to the enGene Common Shares underlying the enGene Warrants was declared effective, which occurred on March 5, 2024. The Company may elect to call in the warrants for redemption if the share price of the Company equals or exceeds $18.00 for any twenty (20) trading days within the thirty (30) trading-day period ending on the third (3rd) trading day prior to the date on which notice of the redemption is given, subject to adjustments as provided in the terms of the warrant agreement.

The common share warrants have been determined to be equity classified as they do not meet the definition of a liability under ASC 480 and are considered indexed to the Company’s common shares as prescribed by ASC 815.

The additional 62,413 of the warrants to purchase Common Shares outstanding as of July 31, 2024, were issued as part of the Amended Term Loan on December 22, 2023, have an exercise price of $7.21, and are exercisable at any time beginning on December 22, 2023 expiring on December 22, 2030, or seven years from the issuance date. The common share warrants have been determined to be equity classified as they do not meet the definition of a liability under ASC 480 and are considered indexed to the Company’s common shares as prescribed by ASC 815.

As of July 31, 2024, and October 31, 2023, the Company has reserved the following Common Shares for the exercise of Common Share warrants, share options, and remaining shares reserved for future issuance under the Company's 2023 Plan (as defined below):

	July 31,	October 31,
	2024	2023
Warrants to purchase Common Shares	8,511,968	10,411,641
Options to purchase Common Shares	5,525,385	2,706,941
Remaining shares reserved for future issuance under the 2023 Plan	2,871,761	2,607,943
Total	16,909,114	15,726,525

12.
Share-Based Compensation

Pursuant to the terms of the Reverse Recapitalization, upon the Closing Date, each outstanding option to purchase Old enGene’s common shares issued under the Old Plan’s was exchanged for an option to purchase common shares of the Company, and the number

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

of shares and exercise price of each granted option was adjusted using the exchange ratio of approximately 0.18048. Further, the currency of all exercise prices of the options issued under the Old Plans were converted from CAD to USD using the exchange rate in effect on the day immediately prior to the Closing Date. A retrospective adjustment has been applied to the number of options and exercise price of stock options for all periods presented to reflect the Reverse Recapitalization as discussed further in Note 3.

The Old Plans

Old enGene had an employee share option plan (the “ESOP”) and an equity incentive plan (the “EIP”) (collectively, the “Old Plans”) which was adopted by the Board of Directors, and approved by the shareholders, effective July 5, 2018.

Under the Old Plans, options to purchase non-voting common shares of Old enGene’s shares may be granted to directors, officers, employees, consultants and members of the scientific advisory board. The Old Plans provide for the issuance of stock options up to a maximum of 15% of the aggregate issued and outstanding common shares and non-voting common shares of Old enGene calculated on an as converted and fully diluted basis. The Old Plans were administered by Old enGene’s Board of Directors. Old enGene’s Board of Directors determined the number of options to be granted, the vesting period and the exercise price of new options. It was Old enGene’s policy to establish the exercise price at an amount that approximates the fair value of the underlying shares on the date of grant as determined by Old enGene’s Board of Directors. The options vest in accordance with the vesting terms determined for each grant by Old enGene’s Board of Directors. The vesting terms of Old enGene’s granted stock options with service only conditions are typically 100% vesting immediately upon grant date, or over a three- or four-year service period. Upon the consummation of the Reverse Recapitalization, the Company recognized stock based compensation expense of $0.4 million associated with the acceleration of the vesting for the outstanding awards with service only vesting conditions under the Old Plan. As of July 31, 2024, no unrecognized compensation cost remains for the outstanding awards granted under the Old Plan with service only vesting conditions.

On July 7, 2023, the Board of Directors approved the reservation of an additional 1,046,764 non-voting common shares for issuance under the Company’s employee equity incentive plan, revising the number of shares reserved from 1,775,729 to 2,822,493. Also on July 7, 2023, the Company granted 1,046,764 options to employees at an exercise price of $5.87 CAD ($4.24 USD). These options are not exercisable unless and until the completion of the Reverse Recapitalization and there is an effective registration statement for the shares underlying such granted options and will terminate automatically in the event of the termination of the Merger Agreement. The Company has valued these awards at the grant date using Black-Scholes pricing model in which the fair value of the stock on the grant date was equal to the exercise price of the award. The expected term has been determined using management’s best estimate considering the characteristics of the award, contractual life, the timing of the expected achievement of the performance conditions, the remaining time-based vesting period, if any, and comparison to expected terms used by peers. Upon the grant date, 794,643 of the issued options were fully vested, and the remaining 252,121 options will vest over varying terms up to four years on a pro rata basis. The Company recognizes compensation expense when achievement of the performance condition is deemed probable using an accelerated attribution method, as if each vesting tranche was treated as an individual award. During the year ended October 31, 2023, $2.6 million of stock based compensation expense was recorded associated with the 1,046,764 stock options granted in July 2023 because the Reverse Recapitalization was completed and the Company determined that the filing of the registration statement was probable to occur.

Upon the consummation of the Reverse Recapitalization on October 31, 2023, all options outstanding under the Old Plans were exchanged for 2,706,941 shares options to purchase common shares of the Company based on the Exchange Ratio determined in accordance with the terms of the Merger Agreement. Further, all exercise prices were adjusted by the Exchange Ratio and the currency of the exercise prices was changed from CAD to USD based on the exchange rate in effect on October 30, 2023, the day immediately before the consummation of the Reverse Recapitalization. No incremental compensation cost was recorded as a result of the change in underlying common shares from Old enGene to the Company, or as a result of the change of the exercise prices to reflect the adjustment for the Exchange Ratio and the change in currency from CAD to USD, as it was concluded that the fair value of the awards immediately before and immediately after the modifications did not change. No options remain available for grant under the Old Plans as of October 31, 2023.

The 2023 Plan

On October 31, 2023, upon the completion of the Reverse Recapitalization, the shareholders approved and the Company adopted the enGene Holdings Inc. 2023 Incentive Equity Plan (the "2023 Plan"), which superseded the Old Plans. The 2023 Plan authorizes the award of incentive stock options, or ISOs, non-qualified stock options, or NQSOs, Stock Units, Stock Appreciation Rights, or SARs, and other share-based awards including performance awards and share bonus awards.

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

The number of shares initially reserved for issuance under the 2023 Plan is 2,607,943 Common Shares, plus 2,706,941 common shares subject to the outstanding grants under the Old Plans, and shall automatically increase on January 1 of each calendar year beginning in 2024 by a number of shares equal to the lesser of 1,946,226 Common Shares and such lesser number as may be determined by the Board. The Common Shares authorized under the 2023 Plan increased by 1,946,226 on January 1, 2024. As of July 31, 2024, the total number of Common Shares reserved for issuance under the 2023 Plan is 7,261,110, and there are 2,871,761 shares remaining for issuance.

The 2023 Plan is administered by the Board or, at the discretion of the Board, by a committee of the Board. The exercise prices, vesting and other restrictions are determined at the discretion of the Board, or its committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the Common Shares on the date of grant and the term of stock option may not be greater than ten years. Common Shares that are expired terminated, surrendered or cancelled under the 2023 Plan without having been fully exercised will be available for future awards.

On May 15, 2024, the shareholders of the Company approved changes to the 2023 Plan. The original 2023 Plan contained an evergreen provision (the “Evergreen Provision”) pursuant to which, commencing with the first business day of each calendar year beginning in 2024, the aggregate number of the Company’s Common Shares that could be issued or transferred thereunder (the “Plan Share Reserve”) and the number of Common Shares available for options intended to qualify as incentive stock options (the “ISO Sublimit”) each increased by a number of Common Shares equal to the lesser of (x) 1,946,226 Common Shares and (y) such lesser number of Common Shares as may be determined by the Compensation Committee. Pursuant to the Amended and Restated enGene Holdings Inc. 2023 Incentive Equity Plan, on May 15, 2024, the Evergreen Provision was amended to provide for annual increases on the first business day of each calendar year of (i) the Plan Share Reserve by such number of Common Shares as equals 5% of the aggregate number of Common Shares outstanding on the final day of the immediately preceding calendar year (or such smaller number of shares as is determined by the compensation committee), and (ii) the ISO Sublimit by the lesser of 2,500,000 Common Shares and the increase in the Plan Share Reserve (or such smaller number of shares may be determined by the compensation committee of the Company’s board of directors).

CEO Inducement Grant

On July 22, 2024, in connection with entering into the employment agreement with the Chief Executive Officer (the “CEO”), the Company granted an inducement equity award consisting of a non-qualified stock option to purchase 1,250,000 of the Company’s common shares (the “CEO Inducement Grant”). The CEO Inducement Grant was an inducement material to the CEO entering into employment with the Company in accordance with NASDAQ Listing Rule 5635(c)(4) and was granted outside of the Company’s 2023 Plan. The option awarded has an exercise price of $8.81 per share, which is equal to the closing stock price of the Company on the date of the grant and vest over four years, with 25% of the underlying shares vesting on the one-year anniversary of the grant date and the remainder vesting in equal amounts monthly for three years thereafter, subject to continued service. The option has a term of 10 years from the date of the grant. As of July 31, 2024, none of the awards granted under the CEO Inducement Grant have vested, expired, or been forfeited, and all options remain outstanding.

Stock Options

The assumptions that the Company used to determine the grant-date fair value of stock options during the three and nine months ended July 31, 2024 and 2023 are summarized below:

	Three months ended July 31,		Nine months ended July 31,
	2024	2023	2024	2023
Expected term (in years)	5.51 - 6.08	5.2 - 6.08	5.51- 6.08	5.12 - 6.08
Expected volatility	81.64 - 82.33%	80.02 - 81.48%	78.24 - 82.33%	80.02 - 82.70%
Risk-free interest rate	4.16 - 4.22%	4.29 - 4.35%	4.16 - 4.66%	3.56 - 4.35%
Expected dividend yield	—	—	—	—
Fair value of common shares and exercise price of options (USD)	$ 8.65 - 9.00	$1.06	$ 7.66 - 17.80	$ 0.38 - 1.06
Fair value of common shares and exercise price of options (CAD)	N/A	$0.79	N/A	$ 0.28 - 0.79

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

The following table summarizes the Company’s stock option activity:

	Number of Shares	Weighted- Average Exercise Price (USD)	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of October 31, 2023	2,706,941	$2.40	8.1	$52,192
Granted	3,025,200	10.44
Exercised	(113,964)	0.89
Forfeited or expired	(92,792)	7.63
Outstanding as of July 31, 2024	5,525,385	$6.67	7.7	$20,720
Vested and exercisable as of July 31, 2024	2,467,941	$2.29	5.1	$17,791
Options unvested as of July 31, 2024	3,057,444	$10.20	9.7	$2,929

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s common share as of each reporting period.

The weighted-average grant-date fair value per share of share options granted during the three and nine months ended July 31, 2024 was $6.38 and $7.48, respectively. The weighted-average grant date fair value per share of share options granted during the three and nine months ended July 31, 2023 was $0.56 and $0.50, respectively.

Former CEO Modification of Employment Agreement

On February 13, 2024, the Company (through its subsidiary, enGene USA, Inc.) entered into a Transition and Modification Agreement (the "Transition Agreement") with the Company's former Chief Executive Officer, Jason Hanson, which amended and modified the Employment Agreement, dated November 8, 2023, between Mr. Hanson and enGene USA (the “Hanson Employment Agreement”). On July 23, 2024, the Company (through its subsidiary, enGene USA, Inc.) and Mr. Hanson entered into the Amendment to Transition and Modification Agreement (the “TMA Amendment”), which further amended the Hanson Transition Agreement. Under the terms of the Hanson Employment Agreement as amended by the Transition Agreement and TMA Amendment (the “Amended Employment Agreement”) Mr. Hanson is entitled to:

(i)
twelve months of continued health insurance benefits;
(ii)
payment of a 2024 target annual bonus in the amount of $390,000, less applicable taxes and withholdings;
(iii)
acceleration and vesting of any then unvested time-based equity awards that would have vested in the twelve-month period following such termination; and
(iv)
extension of the period to exercise his vested equity awards to three years following the later of date of termination of his employment or the date of termination of the Consulting Period (as defined below), but in no event shall the post-termination exercise period of the CEO’s vested equity awards extend beyond the respective applicable term thereof.

The Transition Agreement further provided that, in the event Mr. Hanson were to resign upon the appointment by the Company of a new chief executive officer, Mr. Hanson would be immediately engaged in a consulting role to provide transition services as a Senior Strategic Advisor to the Company for a period of at least six months following the effective date of resignation (the “Consulting Period”) in exchange for a monthly fee of $25,000 for the initial six-month Consulting Period, and $500 per hour thereafter, provided that Mr. Hanson need not devote more than fifteen (15) hours per week to providing such transition services.

Under the Transition Agreement, the 1,216,266 stock option awards issued to Mr. Hanson were modified to allow for an extended exercise period as described above. The modification resulted in an incremental share-based compensation expense of $1.0 million which was recorded upon the effective date of the Transition Agreement.

Pursuant to the Amended Employment Agreement, (a) upon the termination of Mr. Hanson’s employment by the Company without Cause (as defined in the Amended Employment Agreement) or by Mr. Hanson for Good Reason (as defined in the Amended

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

Employment Agreement), in addition to the above severance benefits, Mr. Hanson would also have been entitled to 12 months’ base salary continuation or, if such event were to have occurred during a change of control period (as described in the Amended Employment Agreement), 18 months’ base salary continuation.

Mr. Hanson resigned effective as of July 19, 2024 in connection with the Company’s appointment of a new chief executive officer. On July 20, 2024, enGene appointed Ronald H. W. Cooper as Chief Executive Officer of the Company and as director of the Company's Board.

Share-based Compensation Expense

Share-based compensation expense included in the Company’s consolidated statements of operations and comprehensive loss was as follows:

	Three months ended July 31,		Nine months ended July 31,
	2024	2023	2024	2023
Research and development	$776	$7	$1,306	$19
General and administrative	684	30	2,362	77
Total share-based compensation expense	$1,460	$37	$3,668	$96

As of July 31, 2024, there was $20.2 million of unrecognized compensation, which is expected to be recognized over a weighted-average period of 3.61 years.

13.
Net Loss Per Share

The following table sets forth the computation of the Company’s basic and diluted net loss per share for the periods presented, retrospectively restated to reflect the exchange of shares upon the close of the Reverse Recapitalization:

	Three months ended July 31,		Nine months ended July 31,
	2024	2023	2024	2023
Numerator:
Net loss	$14,148	$4,720	$39,843	$17,420
Deemed dividend attributable to redeemable convertible preferred shareholders	—	1,273	—	3,726
Net loss attributable to common shareholders, basic and diluted	$14,148	$5,993	$39,843	$21,146
Denominator:
Weighted-average number of common shares used in net loss per share, basic and diluted	44,168,986	701,323	35,564,767	687,188
Net loss per common share, basic and diluted	$0.32	$8.55	$1.12	$30.77

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

The Company excluded the following shares from the computation of diluted net loss per share attributable to common shareholders for the three and nine months ended July 31, 2024 and 2023 because including them would have had an anti-dilutive effect:

	Three and nine months ended July 31,
	2024	2023
Redeemable convertible preferred shares	—	5,983,345
Warrants to purchase redeemable convertible preferred shares	—	3,194,756
Warrants to purchase common shares	8,511,968	—
Options to purchase common shares	5,525,385	2,665,263
Total	14,037,353	11,843,364

14.
Income Taxes

During the three months ended July 31, 2024 and 2023, the Company recorded $29 thousand and zero, respectively, in income tax benefit. During the nine months ended July 31, 2024 and 2023, the Company recorded $38 thousand and zero, respectively, in income tax benefit.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which primarily consist of net operating loss carryforwards. The Company has considered its history of cumulative net losses, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its deferred tax assets. As a result, as of July 31, 2024, the Company has maintained a full valuation allowance against its remaining net deferred tax assets.

15.
Leases

The Company’s leases are comprised of operating leases for office and lab space.

In November 2021, the Company entered into an office and lab space lease approximating 9,360 of rentable square feet for designated office and lab spaces located at 7171 Frederick-Banting, City of Montreal, judicial district of Montreal, Province of Quebec. The leased commenced in November 2021 and had an initial term of 12 months that would have expired on October 31, 2022, and includes options to renew for consecutive twelve-month periods upon landlord consent at new lease rates. As the Company has elected to not recognize leases with a lease term of 12 months or less on the balance sheet, this was considered a short-term lease, and no operating lease right of use assets and liabilities were recognized. In October 2022, the Company entered into a lease amendment to extend the lease for an additional term of six months through April 2023, with an option to extend the lease through September 2023. In April 2023, the Company extended the lease through September 2023. The lease was further extended through November 5, 2023, at which time the Company vacated the lease.

On December 29, 2022, the Company signed a lease for approximately 10,620 square feet of new laboratory and office space at 4868 Rue Levy, Montreal, QC. The term of the lease is for 10 years, beginning on the commencement date, and requires an annual initial base rent of $36.50 CAD per square foot, which is subject to annual increases of 2%. The lease commenced in November 2023. Upon commencement the Company recognized an initial lease liability and corresponding right of use asset of $1.4 million.

On January 1, 2024, the Company entered into a lease agreement, in which the Company is sub-leasing approximately 6,450 square feet of office space located at 200 Fifth Avenue, Waltham, MA. The Company will make an aggregate amount of base rental payments of $0.5 million under the initial term of the lease, which is set to expire on December 30, 2026 and does not have an option to renew. Upon commencement, the Company recognized an initial lease liability and corresponding right of use asset of $0.4 million.

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

During the three and nine months ended July 31, 2024 and 2023, the components of operating lease cost were as follows, and are reflected in general and administrative expenses and research and development expenses, as determined by the underlying activities:

	Three months ended July 31,		Nine months ended July 31,
	2024	2023	2024	2023
Lease Cost:
Operating lease cost	117	—	326	—
Variable operating lease cost	—	16	24	47
Short-term operating lease cost	—	105	—	317
Total operating lease cost	117	121	350	364

Maturities of the Company's operating lease liabilities as of July 31, 2024 are as follows:

2024 (remaining)	111
2025	456
2026	468
2027	327
2028	303
Thereafter	1,722
Total	3,387
Less: Interest	(1,485)
Total Lease liability	1,902

16.
Commitments and Contingencies

Legal Proceedings

From time to time, in the ordinary course of business, the Company is subject to litigation and regulatory examinations as well as information gathering requests, inquiries and investigations. As of July 31, 2024, and October 31, 2023, there were no matters which would have a material impact on the Company’s financial results.

Purchase and Other Obligations

The Company enters into contracts in the normal course of business with CROs, CDMOs and other third-party vendors for nonclinical research studies and testing, clinical trials and testing and manufacturing services. Most contracts do not contain minimum purchase commitments and are cancellable by us upon written notice. Payments due upon cancellation consist of payments for services provided or expenses incurred, including those incurred by subcontractors of our suppliers.

17.
Related Party Transactions

There were no related party transactions requiring disclosure during the three months ended July 31, 2024. During the nine months ended July 31, 2024 the Company had the following transactions with related parties:

On February 20, 2024, the Company completed the 2024 PIPE Financing, which provided for the private placement of 20,000,000 Common Shares, at a price of $10.00 per share and included both new and existing investors. One of the Company's director's, Mr. Gerry Brunk, is a managing director of Lumira Ventures ("Lumira"), and certain entities affiliated with Lumira were party to the 2024 Subscription Agreements, purchasing an aggregate of 800,000 Common Shares for a total price of $8 million in the Company's 2024 PIPE Financing.

During the three and nine months ended July 31, 2023 the Company had the following transactions with related parties:

On April 4, 2023, the Company entered into the April 2023 Notes for a principal amount of $8.0 million with the April 2023 investors, as described in Note 8. The April 2023 Notes had an interest free period of 45 days from the date of issuance, and commencing on the 46th day, is to accrue interest at a rate of 15% per annum. The April 2023 Notes had a maturity date which was the earlier of (i) July 31, 2023; or (ii) the date the Company completes a qualified financing, as defined within the April 2023 Notes as a financing

ENGENE HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS OF USD, EXCEPT FOR SHARE AND PER SHARE DATA)

pursuant to which the Company sells convertible promissory notes, warrants, preferred shares, common shares, or a combination thereof of the Company for an aggregate amount of at least $20.0 million. Upon the completion of the 2023 Financing, which met the definition of a qualified financing as defined within the April 2023 Notes, the Company issued and aggregate amount of $8.0 million of convertible debentures and warrants of the Company to the April 2023 Note investors, on the same terms and conditions of the convertible debentures and warrants that were issued to the investors of the 2023 Financing, for the extinguishment and settlement of the April 2023 Notes.

On May 16, 2023, concurrently with the execution and delivery of the business combination agreement, the Company entered into agreements pursuant to which it issued new convertible indebtedness and warrants (i) for cash in an aggregate principal amount of $30.0 million and (ii) in settlement and extinguishment of the April 2023 Notes for an aggregate amount of $8.0 million, as described in Note 8. The 2023 Financing occurred in two separate issuances, with $28.0 million issued in May 2023 for $20.0 million in cash and $8.0 million in repayment of the April 2023 Notes, and an additional $10.0 million issued in June 2023 for $10.0 million in cash. The 2023 Notes issued as part of the 2023 Financing have an initial maturity date of three years from the closing date and are to accrue interest at 10% per annum, which is payable upon maturity. The 2023 Notes have the same conversion terms as the 2022 Notes (as described in Note 8). Of the $38.0 million of convertible debentures and warrants issued, $8.0 million was issued to existing shareholders of the Company, $20.0 million was issued to Forbion Growth Sponsor FEAC I B.V., and $10 million was issued to Investissement Québec.

18.
Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued. The Company concluded that no additional subsequent events have occurred that require disclosure.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Throughout this section, unless otherwise noted, “we”, “our”, “us”, “enGene” and the “Company” refer to enGene Holdings Inc. and all of its subsidiaries immediately following the consummation of the Reverse Recapitalization. enGene Holdings Inc. is the new, publicly traded parent company of the combined business formed in connection with the Reverse Recapitalization, in which shareholders of enGene Inc. and Forbion European Acquisition Company exchanged their shares for shares in enGene Holdings Inc.

The following discussion and analysis of our financial condition and results of operations should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q. See the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 10-K for the year ended October 31, 2023 and elsewhere in this Quarterly Report on Form 10-Q and in our other filings made with the SEC for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by such forward-looking statements.

We operate as a single operating segment focused on research, discovery, and clinical development of human gene therapy products. Our fiscal year is the year ended October 31.

Overview

Business Overview

enGene is a clinical-stage biotechnology company mainstreaming genetic medicines through the delivery of therapeutics to mucosal tissues and other organs, with the goal of creating new ways to address diseases with high clinical needs. enGene’s lead program is detalimogene voraplasmid, or detalimogene, formerly referred to as EG-70, for patients with non-muscle invasive bladder cancer (NMIBC) with carcinoma in situ (Cis) who are unresponsive or naïve to treatment with Bacillus Calmette-Guérin (BCG) – a disease with a high clinical burden. Detalimogene is being evaluated in an ongoing Phase 2 pivotal study. Detalimogene was developed using enGene’s proprietary Dually Derivatized Oligochitosan (DDX) platform, which enables penetration of mucosal tissues and delivery of a wide range of sizes and types of cargo, including DNA and various forms of RNA.

On June 13, 2024, enGene announced plans to explore additional applications of detalimogene within the bladder by expanding the Phase 2 LEGEND study to include a third cohort targeting high-risk BCG-unresponsive papillary-only NMIBC patients, as well as plans to modify the second cohort to separately analyze responses between BCG-naïve patients and BCG-exposed patients. The planned third cohort of patients with BCG-unresponsive, papillary-only Ta/T1 disease is expected to enroll 50 to 100 patients and to begin enrollment in the fourth quarter of 2024. The planned modification of the second cohort, for which enrollment has been temporarily paused, is designed to allow separate analysis of responses between BCG-naïve patients, and BCG-exposed patients and enGene expects to resume enrollment in both groups in the fourth quarter of 2024. As a result of the prioritization of these potential new indications in bladder cancer, enGene deprioritized pre-clinical development of EG-i08 for cystic fibrosis.

We have never been profitable and have incurred net losses since inception. Our net loss was $14.1 million and $39.8 million for the three and nine months ended July 31, 2024, respectively, and $4.7 million and $17.4 million for the three and nine months ended July 31, 2023, respectively. We expect to continue to incur operating losses for at least the next several years as we advance the ongoing pivotal-stage LEGEND study of detalimogene in BCG-unresponsive NMIBC to completion; execute on our plan to file our Biologics License Application mid-2026; and pursue potential pipeline expansion via additional detalimogene development opportunities and other compounds.

If we obtain regulatory approval for a product candidate and do not enter into a third-party commercialization partnership, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing, manufacturing and distribution activities. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings and debt financings, or other capital sources, which could include potential collaboration agreements, strategic alliances, or additional licensing arrangements. We may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our product candidates.

As of July 31, 2024, we had $257.7 million in cash and cash equivalents. We believe that our existing cash and cash equivalents as of July 31, 2024 will be sufficient to fund our operating expenses, debt obligations, and capital expenditure requirements for at least the next 12 months from the issuance date of the condensed consolidated financial statements included within this Quarterly Report on

Form 10-Q. While we have historically been successful in securing financing, raising additional funds is dependent on a number of factors outside of our control, and as such there is no assurance that we will be able to do so in the future. Refer to “Liquidity and Capital Resources” section below.

Reverse Recapitalization

On October 31, 2023, the Company, Forbion European Acquisition Corporation (“FEAC”), and enGene Inc., a corporation incorporated under the laws of Canada (now known as “enGene Inc” or “Old enGene”), consummated the merger (the “Reverse Recapitalization”) pursuant to a business combination agreement, dated as of May 16, 2023 (the “Merger Agreement”).

The transaction was accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in the United States (“GAAP”). Under this method of accounting, FEAC was treated as the “acquired” company for financial reporting purposes. This determination is and was primarily based on the fact that subsequent to the Reverse Recapitalization, senior management of Old enGene continues as senior management of the combined company; Old enGene identifies a majority of the members of the board of directors of the combined company; the name of the combined company is enGene Holdings Inc. and it utilizes Old enGene’s current headquarters, and Old enGene’s operations comprise the ongoing operations of the combined company. Accordingly, for accounting purposes, the Company is considered to be a continuation of Old enGene, with the net identifiable assets of FEAC deemed to have been acquired by Old enGene in exchange for Old enGene common shares accompanied by a recapitalization, with no goodwill or intangible assets recorded. The number of redeemable convertible preferred shares, number of common shares, net loss per common share, the number of warrants to purchase common shares, and the number of stock options and the related exercise prices of the stock options issued and outstanding prior to the Reverse Recapitalization, have been retrospectively restated to reflect an exchange ratio of approximately 0.18048 (the “Exchange Ratio”) established in the Merger Agreement. Operations prior to the Reverse Recapitalization are those of Old enGene.

As a result of the Reverse Recapitalization, the Company became a publicly traded company, and listed its ordinary shares and warrants on the Nasdaq Global Market under the symbols “ENGN” and “ENGNW,” respectively, commencing trading on November 1, 2023, with Old enGene, a subsidiary of the Company continuing the existing business operations. Immediately after giving effect to the Reverse Recapitalization and the PIPE Financing, the Company had 23,197,976 Common Shares and 10,411,641 Warrants outstanding.

As part of the Reverse Recapitalization, the Company received net proceeds of $7.4 million from the FEAC trust account, net of the redemption payment to FEAC’s public shareholders and FEAC expenses. As a part of the Reverse Recapitalization, the Company raised an aggregate amount of $56.9 million through a series of convertible debt investments made to Old enGene which were exchanged for equity interests in the Company pursuant to the Reverse Recapitalization.

Components of Our Results of Operations

Revenue

We do not have any product candidates approved for sale, have not generated any revenue since our inception and do not expect to generate any revenue from the sale of products or from other sources in the near future, if at all. We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for a product candidate, if ever. If our development efforts for our current lead product candidate, detalimogene or additional product candidates that we may develop in the future are successful and result in marketing approval or if we enter into collaboration or license agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from such collaboration or license agreements.

Operating Expenses

Research and Development

Research and development expenses account for a significant portion of our operating expenses and consist primarily of costs incurred for our research activities, including our drug discovery efforts and the development of our product candidates. We expense research and development costs as incurred, which include:

Direct Costs:

•
expenses incurred under agreements with Contract Research Organization (CROs) that are primarily engaged in the oversight and conduct of our clinical trials; Contract Development and Manufacturing Organization (CDMOs) that are primarily engaged to provide drug substance and product for our clinical trials, research and development programs, as well as investigative sites and consultants that conduct our clinical trials, nonclinical studies and other scientific development services;
•
the cost of acquiring and manufacturing nonclinical and clinical trial materials, including manufacturing registration and validation batches;
•
costs of outside consultants, including their fees, share-based compensation and related travel expenses;
•
costs related to compliance with quality and regulatory requirements; and
•
payments made under third-party licensing agreements.

Indirect Costs:

•
personnel-related expenses including, salaries, benefits, share-based compensation and other related costs for individuals involved in research and development activities; and
•
facilities, patent costs, laboratory supplies and other expenses not directly tied to a program.

We expense research and development costs as incurred. We recognize direct development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our vendors or our estimate of the level of service that has been performed at each reporting date. Payments for these development activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our financial statements as prepaid expenses or accrued expenses.

A significant portion of our research and development costs to date have been third-party costs, which we track on an individual product candidate basis after a clinical product candidate has been identified. Currently, our main clinical product candidate is detalimogene. Our indirect research and development costs are primarily personnel-related costs, facilities and other costs. Employees and infrastructure are not directly tied to any one program and are deployed across our programs. As such, we do not track these costs on a specific program basis. We utilize third party contractors for our research and development activities and CDMOs for our manufacturing activities and we do not have our own laboratory or manufacturing facilities.

Research and development activities are central to our business model. Currently, the Company’s sole laboratory facility is located in Montreal, Quebec, Canada, and as such, a portion of the Company’s research and development and other operating expenses are incurred in Canada and denominated in the Canadian dollar. We expect that our research and development expenses will continue to increase for the foreseeable future as we progress our ongoing Phase 1/2 clinical trial for detalimogene, continue to discover and develop additional product candidates, expand our headcount and maintain, expand and enforce our intellectual property portfolio. If detalimogene or any future product candidates enter into later stages of clinical development, they will generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. There are numerous factors associated with the successful development and commercialization of any product candidates we may develop in the future, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development program and plans.

The duration, costs, and timing of clinical studies and development of our product candidate will depend on a variety of factors, any of which could mean a significant change in the costs and timing associated with the development of our product candidate including:

•
the scope, rate of progress, and expense of our ongoing as well as any additional clinical studies and other research and development activities we undertake;
•
future clinical study results;
•
uncertainties in clinical study enrollment rates;
•
new manufacturing processes or protocols that we may choose to or be required to implement in the manufacture of our drug substance and drug product;
•
regulatory feedback on requirements for regulatory approval, as well as changing standards for regulatory approval; and
•
the timing and receipt of any regulatory approvals.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses, including salaries, benefits, and share-based compensation expenses for personnel in executive and other administrative functions. Other significant general and administrative expenses include professional services, including legal, accounting and audit services and other consulting fees as well as facility costs not otherwise included in research and development expenses, insurance, and other operating costs.

We expect that our general and administrative expenses will continue to increase in the foreseeable future as our business expands to support our continued research and development activities, including our clinical trials. These increases will likely include increased costs related to the hiring of additional personnel and fees for outside consultants, among other expenses. We also anticipate increased expenses associated with operating as a public company, including costs for accounting, audit, legal, regulatory, and tax-related services related to compliance with the rules and regulations of the SEC, listing standards applicable to companies listed on a national securities exchange, director and officer insurance premiums and investor relations costs. In addition, if we obtain regulatory approval for our current product candidate or any product candidates we may develop in the future and do not enter into a third-party commercialization collaboration, we expect to incur significant expenses related to building a sales and marketing team to support product sales, marketing and distribution activities.

Other (Income) Expense, Net

Change in fair value of convertible debenture embedded derivative liabilities

Old enGene’s convertible debentures consisted of a debt instrument, a minimum interest obligation, and a share conversion feature. Old enGene identified embedded derivatives related to share conversion features within the convertible notes that required bifurcation as a single compound derivative instrument and were classified as liabilities on our consolidated balance sheets. The convertible debenture embedded derivative liabilities were initially recorded at fair value upon the date of issuance using a probability weighted expected return model and were subsequently remeasured to fair value at each reporting date. The estimated probability and timing of underlying events triggering the conversion features contained within the convertible debentures are inputs used to determine the estimated fair value of the embedded derivative. Changes in the fair value of the convertible debenture embedded derivative liabilities were recognized in change in fair value of convertible embedded derivative liabilities as a component of other expense in our consolidated statements of operations and comprehensive loss. Upon the close of the Reverse Recapitalization Old enGene’s convertible debentures were exchanged for Common Shares of the Company, or settled through repayment, resulting in an extinguishment of the convertible debentures and related embedded derivative liabilities.

Change in fair value of warrant liabilities

Old enGene issued warrants to purchase redeemable convertible preferred shares as part of the issuance of certain redeemable convertible preferred shares and convertible debentures. Old enGene accounted for the redeemable convertible preferred shares warrants issued based upon the characteristics and provisions of the instrument and determined that the warrants were liability classified. The redeemable convertible preferred share warrants were recognized at their fair value on the date of issuance and remeasured to fair value at each reporting period, with the changes in fair value recognized in the change in fair value of warrant liabilities as a component of other expense in our consolidated statements of operations and comprehensive loss. Upon the close of the Reverse Recapitalization, the preferred share warrants were surrendered for no consideration and the fair value was determined to be zero.

The warrants issued by Old enGene as part of the PIPE Financing (the “2023 Warrants”) were concluded to be freestanding, liability classified instruments upon issuance, which were subsequently reclassified to equity upon the consummation of the Reverse Recapitalization. The fair value of the 2023 Warrants was estimated based on the underlying quoted market price of the FEAC public warrants, prior to the close of the Reverse Recapitalization. The 2023 Warrants were classified as a Level 2 measurement given they were substantially similar to FEAC public warrants. The 2023 Warrants were initially measured at fair value and were subsequently remeasured at fair value with any changes in fair value recorded as a component of other expense in our consolidated statements of operations and comprehensive loss, so long as they remain liability classified. Upon the execution of the PIPE Financing and consummation of the Reverse Recapitalization, the 2023 Warrants were reclassified to equity as the number of warrants became fixed and it was determined that the warrants met the fixed for fixed criteria that is required for a contract to be considered indexed to the Company’s shares as prescribed by ASC 815.

Interest Expense

Interest expense is made of interest paid on our term loans, as well as non-cash interest expense for amortization of our debt discounts. In fiscal year 2023, interest expense also included interest on Old enGene's convertible debentures.

Interest Income

Interest income is associated with our interest-bearing cash and cash equivalents.

Other expense, net

Other expense, net primarily consists of foreign exchange gains and losses.

Income Taxes

Since our inception, we have not recorded any income tax benefits for the net losses we have incurred in each period or for deductible temporary differences, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credits will not be realized. As of July 31, 2024 and October 31, 2023, we have recorded a full valuation allowance against our deferred tax assets.

Critical Accounting Estimates

This management’s discussion and analysis is based on our unaudited condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our condensed consolidated financial statements and related disclosures requires us to make judgments and estimates that affect the reported amounts of assets, liabilities and expenses, as well as related disclosures during the reported periods. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates, if any, will be reflected in the financial statements prospectively from the date of change in estimates. Our critical accounting policies are described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended October 31, 2023, which was filed with the Securities and Exchange Commission on January 29, 2024. There were no material changes to our critical accounting policies through July 31, 2024 from those disclosed in our Annual Report on Form 10-K for the year ended October 31, 2023.

Results of Operations

Comparison of the three and nine months ended July 31, 2024 and 2023

The following table summarizes our results of operations for each of the periods presented (in thousands):

	Three months ended July 31,			Nine months ended July 31,
	2024	2023	Change	2024	2023	Change
Operating expenses:
Research and development	$11,549	$3,901	$7,648	$27,042	$10,787	$16,255
General and administrative	5,210	2,347	2,863	17,800	4,831	12,969
Total operating expenses	16,759	6,248	10,511	44,842	15,618	29,224
Loss from operations	16,759	6,248	10,511	44,842	15,618	29,224
Other (income) expense, net:
Change in fair value of convertible debenture embedded derivative liabilities	—	(435)	435	—	(753)	753
Change in fair value of warrant liabilities	—	(5,521)	5,521	—	(3,995)	3,995
Change in fair value of convertible debentures	—	2,941	(2,941)	—	2,941	(2,941)
Interest income	(3,380)	(394)	(2,986)	(7,389)	(710)	(6,679)
Interest expense	751	1,442	(691)	2,042	3,794	(1,752)
Loss on extinguishment of debt	—	—	—	366	—	366
Other expense, net	47	439	(392)	20	525	(505)
Total other (income) expense, net	(2,582)	(1,528)	(1,054)	(4,961)	1,802	(6,763)
Net loss before provision for income tax	14,177	4,720	9,457	39,881	17,420	22,461
Provision for (benefit from) income taxes	(29)	—	(29)	(38)	—	(38)
Net loss	$14,148	$4,720	$9,428	$39,843	$17,420	$22,423

Research and Development expenses

The following table summarizes our research and development expenses for each of the periods presented (in thousands):

	Three months ended July 31,			Nine months ended July 31,
	2024	2023	Change	2024	2023	Change
Direct expenses:
Detalimogene	$8,750	$1,683	$7,067	$17,917	$5,241	$12,676
Early research and platform expansion	315	394	(79)	667	448	219
Total direct research and development expenses	$9,065	$2,077	$6,988	$18,584	$5,689	$12,895
Indirect expenses:
Personnel related costs	2,281	1,503	778	7,461	4,022	3,439
Unallocated laboratory, facility and other costs	203	321	(118)	997	1,076	(79)
Total indirect research and development expenses	$2,484	$1,824	$660	$8,458	$5,098	$3,360
Total research and development expenses	$11,549	$3,901	7,648	$27,042	$10,787	$16,255

Research and development expenses increased by $7.6 million from $3.9 million for the three months ended July 31, 2023 to $11.5 million for the three months ended July 31, 2024. This increase was attributable to the following:

•
a $7.0 million increase in detalimogene direct expense is a result of our increasing clinical and manufacturing activities to advance our LEGEND study of detalimogene in BCG-unresponsive NMIBC, as well as in preparation for our Biologics License Application submission; and
•
a $0.8 million increase in personnel-related costs as the Company hired a number of key personnel to ramp up its clinical operation, quality, medical affair and manufacturing functions to support our pivotal-stage LEGEND study of detalimogene in BCG-unresponsive NMIBC.

Research and development expenses increased by $16.3 million from $10.8 million for the nine months ended July 31, 2023 to $27.0 million for the nine months ended July 31, 2024. This increase was attributable to the following:

•
a $12.7 million increase in detalimogene direct expense is a result of our increasing clinical and manufacturing activities to advance our LEGEND study of detalimogene in BCG-unresponsive NMIBC, as well as in preparation for our Biologics License Application submission; and
•
a $3.4 million increase in personnel-related costs as the Company hired a number of key personnel to ramp up its clinical operation, quality, medical affair and manufacturing functions to support our pivotal-stage LEGEND study of detalimogene in BCG-unresponsive NMIBC.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for each of the periods presented (in thousands):

	Three months ended July 31,			Nine months ended July 31,
	2024	2023	Change	2024	2023	Change
Personnel-related expenses	$3,110	$420	$2,690	$7,362	$1,610	$5,752
Professional fees	489	1,201	(712)	4,566	2,200	2,366
Patent maintenance and legal fees	528	654	(126)	3,397	795	2,602
Other expenses	1,083	72	1,011	2,475	226	2,249
Total general and administrative expenses	$5,210	$2,347	$2,863	$17,800	$4,831	$12,969

General and administrative expenses increased by $2.9 million from $2.3 million for the three months ended July 31, 2023 to $5.2 million for the three months ended July 31, 2024. This increase was primarily attributable to the following:

•
a $2.7 million increase in personnel-related expenses driven by the hires of key general and administrative personnel necessary to support the operation of a public company, former CEO transition fees, as well as a $0.6 million increase in stock-based compensation expense; and
•
a $1.0 million increase in other expenses driven by directors and officers insurance expense as a result of operating as a public company; offset by
•
a $0.7 million decrease in professional fees driven by the hiring of internal accounting and finance team and higher costs in 2023 due to higher accounting and finance consulting fees as well as audit related fees to support the SPAC transaction.

General and administrative expenses increased by $13.0 million from $4.8 million for the nine months ended July 31, 2023 to $17.8 million for the nine months ended July 31, 2024 . This increase was primarily attributable to the following:

•
a $5.8 million increase in personnel-related expenses driven by the hires of key general and administrative personnel necessary to support the operation of a public company and former CEO transition fees as well as an increase in stock-based compensation expense of $2.3 million, which includes the former CEO's option modification of $1.0 million;
•
a $2.4 million increase in professional fees driven by third-party accounting and finance consulting as well as audit related fees to support the SPAC transaction, the 2024 PIPE Financing and associated financial reporting requirements as well as the costs to implement the necessary general and administration systems and software applications to support the operation of a public company;
•
a $2.6 million increase in legal fees and patent maintenance driven by support for the SPAC and PIPE Financing transactions and the need to support regulatory reporting and compliance of a public company in both Canada and US jurisdictions; and
•
a $2.2 million increase in other expenses driven by directors and officers insurance expense as a result of operating as a public company.

Other (Income) Expense, Net

Other income increased by approximately $1.1 million from income of $1.5 million for the three months ended July 31, 2023 to income of $2.6 million for the three months ended July 31, 2024, primarily due to a $3.0 million increase in interest income earned in the current period from larger cash balances arising from the 2024 PIPE Financing, and a $0.7 million decrease in interest expense as expense associated with the conversion and repayments of our convertible debentures were no longer applicable to the current period.

Increases were offset by a $3.0 million change in fair value of warrant and convertible debenture liabilities during the three months ended July 31, 2023 as they are no longer applicable to the current period as the associated instruments were settled upon the close of the Reverse Recapitalization.

Other (income) expenses, net increased by approximately $6.8 million from expense of $1.8 million for the nine months ended July 31, 2023 to income of $5.0 million for the nine months ended July 31, 2024, primarily due to a $6.7 million increase in interest income earned in the current period from larger cash balances arising from the 2024 PIPE Financing, a $1.8 million decrease in interest expense as expense associated with the conversion and repayments of our convertible debentures were no longer applicable to the current period, and a $0.5 million decrease in other expense driven by foreign exchange rate differences. Increases were offset by $1.8 million change in fair value of warrant and convertible debenture liabilities during the nine months ended July 31, 2023 as these liabilities are no longer applicable to the current period as the associated instruments were settled upon the close of the Reverse Recapitalization.

Liquidity and Capital Resources

Sources of Liquidity

As of July 31, 2024, we had cash and cash equivalents of approximately $257.7 million. Based on our current operating plans, we expect our cash and cash equivalents as of July 31, 2024 will be sufficient to fund the Company’s operating expenses and debt obligations requirements for at least the next 12 months from the issuance date of the condensed consolidated financial statements included within this Quarterly Report on Form 10-Q, without giving effect to any potential milestone debt tranches we may be eligible to drawdown further under our debt facility with Hercules Capital. Our current operating plan is based on various assumptions. If we use our capital resources sooner than expected, we will evaluate further reductions in expense or obtaining additional financing. This may include pursuing a combination of public or private equity offerings, debt financings, collaborations, strategic alliances or licensing arrangements with third parties. There can be no assurance that such financing will be available in sufficient amounts or on acceptable terms, if at all, and some could be dilutive to existing stockholders. If we are unable to obtain additional funding on a timely basis, we may be forced to significantly curtail, delay, or discontinue one or more of our planned research or development programs or be unable to expand our operations.

We have incurred losses and have experienced negative operating cash flows for all periods presented. During the three and nine months ended July 31, 2024, we incurred a loss of $14.1 million and $39.8 million, respectively, and used $28.7 million of cash in operations. We will continue to incur research and development and selling, general and administrative expenses and we expect to continue to generate operating losses and negative operating cash flows for the next few years.

Cash Flows

Comparison of the nine months ended July 31, 2024 and 2023

The following table provides information regarding our cash flows for each of the periods presented (in thousands):

	Nine months ended July 31,
	2024	2023
Net cash used in operating activities	$(28,713)	$(17,967)
Net cash used in investing activities	(687)	(180)
Net cash provided by financing activities	205,556	35,306
Effect of exchange rate changes on cash	1	1
Net increase in cash and cash equivalents	$176,157	$17,160

Net Cash Used in Operating Activities

Net cash used in operating activities for the nine months ended July 31, 2024 was $28.7 million and was primarily due to our net loss of $39.8 million, partially offset by adjustments for non-cash charges totaling $5.0 million. Further changes were driven by the receipt of a $2.1 million refundable investment tax credit and a $4.0 million increase in net working capital adjustments.

Net cash used in operating activities for the nine months ended July 31, 2023 was $18.0 million and was primarily due to our net loss of $17.4 million, partially offset by adjustments for non-cash charges totaling $2.6 million. Further changes were driven by a $1.2 million increase in the investment tax credit receivable and a $1.9 million decrease in net working capital adjustments.

Net Cash Used in Investing Activities

Net cash used in investing activities for each of the nine months ended July 31, 2024 and 2023 was $0.7 million and $0.2 million, respectively, consisting of purchases of property and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the nine months ended July 31, 2024 was $205.6 million, primarily resulting from $200.0 million received from the 2024 PIPE financing, which was partially offset by $12.4 million of issuance costs associated with the 2024 PIPE financing, $22.5 million received from the Term Loan, which was offset by $9.4 million in principal repayments of the Prior Term Loan, $6.0 million from exercise of common share warrants, offset by $0.6 million in debt issuance costs paid as part of the Term Loan, and $0.6 million of SPAC transaction costs paid during the nine months ended July 31, 2024.

Net cash provided by financing activities for the nine months ended July 31, 2023 was $35.3 million, primarily resulting from proceeds of $38.0 million received from the issuance of the April 2023 and May 2023 note and warrant financings, partially offset by the payment of FEAC merger and PIPE financing transaction costs of $2.0 million.

Hercules Loan Agreement

On December 30, 2021, we entered into a Loan and Security Agreement (the “Prior Loan Agreement”) with Hercules Capital, Inc. (“Hercules” or “the Bank” or the “Lender”) for the issuance of a term loan facility of up to an aggregate principal amount of up to $20.0 million (the “Prior Term Loan”). The Prior Loan Agreement has remained in place after the consummation of the Reverse Recapitalization, until its amendment and restatement in December 2023, as discussed below. The Prior Loan Agreement provided for (i) an initial term loan advance of $7.0 million, which closed on December 30, 2021, (ii) subject to the achievement of certain Clinical Milestones (the “Clinical Milestone”), a right of the Company to request that the Lender make additional term loan advances to us in an aggregate principal amount of up to $4.0 million from the achievement of the Clinical Milestone through June 15, 2022, which was drawn in June 2022, and (iii) subject to the achievement of certain financial milestones (the “Financial Milestone”), a right of the Company to request that the Lender make additional term loan advances to the Company in an aggregate principal amount of up to $9.0 million from achievement of the Financial Milestone through December 15, 2022, which was not achieved. We were required to pay an end of term fee (the “Prior End of Term Charge”) equal to 6.35% of the aggregate principal amount of the Term Loans advances upon repayment. The financing agreement contained negative covenants that, among other things and subject to certain exceptions, could have restricted our ability to incur additional liens, incur additional indebtedness, make investments, including acquisitions, engage in fundamental changes, sell or dispose of assets that constitute collateral, including certain intellectual property, pay dividends or make any distribution or payment on or redeem, retire or purchase any equity interests, amend, modify or waive certain material agreements or organizational documents and make payments of certain subordinated indebtedness.

The Prior Term Loan was scheduled to mature on July 1, 2025, with no option for extension (the “Prior Term Loan Maturity Date”).

Under the Prior Loan Agreement, Old enGene agreed to issue to Hercules warrants (the “Old Hercules Warrants”) to purchase a number of shares of Old enGene’s redeemable convertible preferred shares at the exercise price equal to 2.5% of the aggregate amount of the Prior Term Loans that are funded, as such amounts are funded. Old enGene issued a total of 136,692 warrants to purchase Class C redeemable convertible preferred shares. Upon the close of the Reverse Recapitalization, the Old Hercules Warrants, along with all other warrants to purchase shares of Old enGene's redeemable convertible preferred shares, were surrendered for no consideration.

Amended Loan and Security Agreement

On December 22, 2023, we entered into an amended and restated loan and security agreement (the "Amended Loan Agreement”), with Hercules, as agent and lender, and the several banks and other financial institutions or entities from time to time parties thereto (with Hercules, the "Lenders”). The Amended Loan Agreement amends and restates in its entirety the Prior Loan Agreement with Hercules dated December 30, 2021.

The Amended Loan Agreement provides for a term loan facility of up to $50.0 million available in multiple tranches (the "Term Loan”), as follows: (i) an initial term loan advance (the "Tranche 1 Advance”) that was made on the Hercules Closing Date of $22.5 million, approximately $8.6 million of which was applied to refinance in full the term loans outstanding under the Prior Loan Agreement, (ii) subject to the achievement of the specified interim milestone (the "Interim Milestone”) and satisfaction of certain other conditions precedent, our right to request that the Lenders make additional term loan advances to us in an aggregate principal amount of up to $7.5 million from the achievement of the Interim Milestone through the earlier of (x) 60 days following the Interim Milestone and (y) March 31, 2025, and (iii) an uncommitted tranche subject to the Lenders’ investment committee approval and satisfaction of certain other conditions precedent (including payment of a 0.75% facility charge on the amount borrowed), pursuant to which we may request from time to time up to and including the Amortization Date (defined below) that the Lenders make additional term loan advances to us in an aggregate principal amount of up to $20.0 million. We are required to pay upon the earlier of January 1, 2028 (the “Maturity Date”) or payment in full of the Term Loans, an end of term fee equal to 5.50% of the aggregate principal amount of the Term Loans (the "End of Term Charge"). We are also required to pay on July 1, 2025 or, if earlier, the date we prepay the Term Loans, $0.7 million representing the Prior Term Loan End of Term Charge (the Prior Term Loan End of Term Charge and End of Term Charge, collectively the "End of Term Charges").

The Term Loans mature on January 1, 2028, with no option for extension.

The Term Loan bears cash interest payable monthly at an annual rate equal to the greater of (a) the prime rate of interest as reported in the Wall Street Journal plus 0.75% (capped at 9.75%) and (b) 9.25%. The Term Loan also bears additional payment-in-kind interest at an annual rate of 1.15%, which is added to the outstanding principal balance of the Term Loan on each monthly interest payment date. Borrowings under the Amended Loan Agreement are repayable in monthly interest-only payments through the "Amortization Date”, which is either: (x) July 1, 2025 or (y) if the Interim Milestone is achieved and there has been no default, January 1, 2026, or (z) if the Interim Milestone and certain clinical milestones are achieved and there has been no default, July 1, 2026. After the Amortization Date, the outstanding Term Loans and interest shall be repayable in equal monthly payments of principal and accrued interest until the Maturity Date.

At our option, we may elect to prepay all, but not less than all, of the outstanding Term Loan by paying the entire principal balance and all accrued and unpaid interest thereon plus a prepayment charge equal to the following percentage of the principal amount being prepaid: (i) 3.0% of the principal amount outstanding if the prepayment occurs in any of the first twelve months following the Hercules Closing Date; (ii) 2.0% of the principal amount outstanding if the prepayment occurs after the first twelve months following the Hercules Closing Date but on or prior to twenty-four months following the Hercules Closing Date; and (iii) 1.0% of the principal amount outstanding if prepayment occurs at any time thereafter but prior to the Maturity Date.

In connection with the Amended Loan Agreement, we granted Hercules a security interest senior to any current and future debts and to any security interest in all of our right, title, and interest in, to and under all of our property and other assets, subject to limited exceptions including our intellectual property.

The Amended Loan Agreement contains negative covenants that, among other things and subject to certain exceptions, could restrict our ability to incur additional liens, incur additional indebtedness, make investments, including acquisitions, engage in fundamental changes, sell or dispose of assets that constitute collateral, including certain intellectual property, pay dividends or make any distribution or payment on or redeem, retire or purchase any equity interests, amend, modify or waive certain material agreements or organizational documents and make payments of certain subordinated indebtedness. The Amended Loan Agreement also contains certain events of default and representations, warranties and non-financial covenants of ours. We have been in compliance with the financial covenants and non-financial covenants since inception of the Term Loan.

We accounted for the Amended Loan Agreement as an extinguishment of the Prior Term Loan. As a result of the extinguishment, we recorded a loss of $0.4 million as a component within other income and expense in our consolidated statement of operations during the nine months ended July 31, 2024, which represented the reacquisition price of the debt, including fees and the initial fair value of the warrants to the lender, and the carrying value of the Prior Term Loan at the time of extinguishment. No loss was recorded during the three months ended July 31, 2024.

As of July 31, 2024, we borrowed $22.5 million under the Amended Loan Agreement and incurred $2.1 million of debt discount and issuance costs inclusive of legal fees and End of Term Charges under the Term Loan.

In connection with the Amended Loan Agreement, we also agreed to issue to the Lenders in connection with each advance of Term Loans warrants to purchase that number of our Common Shares as shall be equal to 2% of the aggregate principal amount of such Term Loan advance divided by the Warrant per share exercise price of $7.21 (which exercise price equals the ten-day volume weighted average price for the ten (10) trading days preceding the Hercules Closing Date and is subject to customary adjustments under the terms of the Warrants) (the "Hercules Common Share Warrants"). The Hercules Common Share Warrants are exercisable for a period of seven years from issuance. On the Hercules Closing Date, we issued to the Lenders 62,413 Hercules Common Share Warrants in connection with the Tranche 1 Advance of the Term Loans. Under the terms of the Amended Loan Agreement, the maximum number of Hercules Common Share Warrants and underlying Common Shares of the Company that could be issued is 138,696.

As of July 31, 2024 and October 31, 2023 the carrying value of the note payable consists of the following:

	July 31,	October 31,
	2024	2023
Note payable, including End of Term Charge	$24,596	$10,144
Debt discount, net of accretion	(1,823)	(474)
Accrued interest	180	108
Note payable, net of discount	$22,953	$9,778

As of October 31, 2023, we classified $0.6 million of the note payable as current, which represents the principal payments due and amortization of the debt discount between October 31, 2023 and the date the Prior Term Loan was amended in December 2023, as the debt was refinanced on a long-term basis in the subsequent period.

Estimated future principal payments due under the Term Loan, including the contractual End of Term Charges and paid in kind interest as of July 31, 2024 are as follows:

2024	$—
2025	3,285
2026	8,254
2027	9,047
2028	4,617
Total principal payments, including End of Term Charge	$25,203

The Hercules Term Loan is our only outstanding debt instrument as of July 31, 2024.

Funding Requirements

Our primary uses of capital are, and we expect will continue to be, research and development activities, compensation and related expenses and general overhead costs. We expect to continue to incur significant expenses and operating losses for the foreseeable future. In addition, we expect to incur additional costs associated with operating as a public company. We anticipate that our expenses will increase significantly in connection with our ongoing activities. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy.

Based on our current operating plan, we believe that our existing cash and cash equivalents as of July 31, 2024 will be sufficient to fund our operating expenses, debt obligations, and capital expenditure requirements for at least the next 12 months from the issuance date of the condensed consolidated financial statements included within this Quarterly Report on Form 10-Q. We could use our available capital resources sooner than we currently expect. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on, and could increase significantly as a result of many factors, including:

•
the initiation, timing, costs, progress and results of our planned clinical trials of detalimogene;
•
the scope, progress, results and costs of our earlier-stage research programs, including the progress of preclinical development and possible clinical trials;
•
the scope, progress, results and costs of our research programs and preclinical development of any future product candidates we may pursue;
•
the cost of regulatory submissions and timing of regulatory approvals;
•
the progress of the development efforts of parties with whom we may in the future enter into collaborations and/or research and development agreements;
•
the timing and amount of milestone and other payments we are obligated to make under our Nature Technology Corporation Agreement or any future license agreements;
•
the cash requirements of any future acquisitions or discovery of product candidates;
•
our ability to establish and maintain collaborations, strategic partnerships or marketing, distribution, licensing or other strategic arrangements with third parties on favorable terms, if at all;
•
the costs involved in prosecuting and enforcing patent and other intellectual property claims;
•
the costs of manufacturing our product candidates by third parties;
•
the cost of commercialization activities if our lead candidates or any future product candidates are approved for sale, including marketing, sales and distribution costs;
•
our efforts to enhance operational systems and hire additional personnel, including personnel to support development of our product candidates; and
•
the costs of operating as a public company.

A change in the outcome of any of these or other variables with respect to the development of our lead candidates or any product or development candidate we may develop in the future could significantly change the costs and timing associated with our development plans. Further, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

The Company was eligible to claim Canadian federal and provincial tax credits as a Canadian controlled private corporation (“CCPC”) on eligible scientific research and development expenditures (“SR&ED”) through September 2023, at which time the Company lost its status as a CCPC in connection with the Reverse Recapitalization. As such, the Company will no longer be eligible for cash refunds on federal tax credit earned with respect to federally eligible SR&ED expenditures. Following the loss of CCPC status, the Company’s federal SR&ED tax credits will be earned at a lower rate and may only be used to offset future federal taxes payable. Provincial tax credits earned in Québec in relation to SR&ED are anticipated to continue to result in a cash refund to the Company, albeit at a reduced rate.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings or other capital sources, which could include collaborations, strategic alliances or licensing arrangements. Adequate additional financing may not be available to us on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our existing shareholders may be diluted, and the terms of these securities may include liquidation or other preferences that could adversely affect the rights of such shareholders. Debt financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research program or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide. Because of the numerous risks and uncertainties associated with product development, there is no assurance that we will ever be profitable or generate positive cash flow from operating activities.

Contractual Obligations and Other Commitments

License Agreement with Nature Technology Corporation

On April 10, 2020, we entered into the License Agreement with NTC pursuant to which NTC granted us a worldwide non-exclusive, royalty-bearing and sublicensable license to certain patents and know-how relating to the Nanoplasmid™ vector backbone that is used in detalimogene voraplasmid to research, develop, make, use, import, sell and offer and sell, any gene and cell therapy products incorporating the Nanoplasmid™ vector backbone (excluding any such products in the field of dermatology). Unless terminated earlier, the License Agreement will continue until no valid claim of any licensed patent exists in any country. We can voluntarily terminate the License Agreement with prior notice to NTC.

We paid NTC an initial, upfront fee of $50,000 which was recorded as research and development expense upon entering into the License Agreement. Beginning on the first anniversary of the effective date of the License Agreement and on each subsequent anniversary, we are required to pay NTC a $50,000 annual maintenance fee until the first sale of a product for which a royalty is due. We are also required to make a payment to NTC of $50,000 upon assigning the License Agreement to a third-party. The License Agreement provides for a one-time payment of $50,000 for the first dose of a product covered by a valid claim of a licensed patent (a “Milestone Product”) in the first patient in a Phase I clinical trial or, if there is no Phase I clinical trial, in a Phase II clinical trial, as well as a one-time payment of $450,000 upon regulatory approval of a Milestone Product by the U.S. Food and Drug Administration. The first milestone related to the first dose of a Milestone Product, was achieved during the year ended October 31, 2021. The second milestone, regulatory approval of a Milestone Product, has not yet been achieved as of the year ended October 31, 2023. We are also required to pay NTC a royalty percentage in the low single digits of the aggregate net product sales in a calendar year by us, our affiliates or sublicensees on a product-by-product and country-by-country basis, as long as the composition or use of the applicable product is covered by a valid claim in the country where the net sales occurred. Royalty obligations under the License Agreement will continue until the expiration of the last valid claim of a licensed patent covering such licensed product in such country. In the event that we or any of our affiliates or sublicensees manufactures any GMP lot of a licensed product, then we or any such affiliate or sublicensee will be obligated to pay NTC an amount per manufactured gram of GMP (or its equivalent) lot of product, which varies based on the volume manufactured. Such manufacturing payment will expire on a product-by-product basis upon receipt of regulatory approval to market a product in any country in the licensed territory.

For a more detailed description of this agreement, see Note 7 to our condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q.

Lease Obligations

Our leases are comprised of all operating leases for office and lab space. We previously held a month-to-month office and lab space lease located in Montreal, Quebec, Canada, which commenced in November 2021 and had an initial term of 12 months that expired on October 31, 2022. The lease included options to renew for consecutive twelve-month periods upon landlord consent, at new lease rates. In October 2022, we entered into a lease amendment to extend the lease for an additional term of six months through April 2023, with an option to extend the lease through September 2023. In April 2023, the Company extended the lease through September 2023. In September 2023, the Company extended the lease term through November 5, 2023, at which time the Company vacated the lease. The amendment resulted in $0.2 million of additional lease commitments to be paid during the extended term, inclusive of the extension through November 5, 2023.

On December 29, 2022, we signed a new lease for approximately 10,620 square feet of new laboratory and office space at 4868 Rue Levy, Montreal, QC. The term of the lease is for 10 years beginning on the commencement date and requires an annual initial base rent of $36.50 Canadian dollar (“CAD”) per square foot, which is subject to annual increases of 2%. The lease commenced in November 2023.

On January 1, 2024, we entered into a lease agreement, in which we are sub-leasing approximately 6,450 square feet of office space located at 200 Fifth Avenue, Waltham, MA. We will make an aggregate amount of base rental payments of $0.5 million, under the initial term of the lease, which is set to expire on December 30, 2026 and does not have an option to renew.

Purchase and Other Obligations

We enter into contracts in the normal course of business with CROs, CDMOs and other third-party vendors for nonclinical research studies and testing, clinical trials and testing and manufacturing services. Most contracts do not contain minimum purchase commitments and are cancellable by us upon written notice. Payments due upon cancellation consist of payments for services provided or expenses incurred, including those incurred by subcontractors of our suppliers.

The Company does not have material capital expenditure commitments as of July 31, 2024.

Former CEO Transition Agreement

On February 13, 2024, the Company (through its subsidiary, enGene USA, Inc.) entered into a Transition and Modification Agreement (the "Transition Agreement") with the Company's former Chief Executive Officer, Jason Hanson, which amended and modified the Employment Agreement, dated November 8, 2023, between Mr. Hanson and enGene USA (the “Hanson Employment Agreement”). On July 23, 2024, the Company (through its subsidiary, enGene USA, Inc.) and Mr. Hanson entered into the Amendment to Transition and Modification Agreement (the “TMA Amendment”), which further amended the Hanson Transition Agreement. Under the terms of the Hanson Employment Agreement as amended by the Transition Agreement and TMA Amendment (the “Amended Employment Agreement”) Mr. Hanson is entitled to:

(i)
twelve months of continued health insurance benefits;
(ii)
payment of a 2024 target annual bonus in the amount of $390,000, less applicable taxes and withholdings;
(iii)
acceleration and vesting of any then unvested time-based equity awards that would have vested in the twelve-month period following such termination; and
(iv)
extension of the period to exercise his vested equity awards to three years following the later of date of termination of his employment or the date of termination of the Consulting Period (as defined below), but in no event shall the post-termination exercise period of Mr. Hanson’s vested equity awards extend beyond the respective applicable term thereof.

Pursuant to the Amended Employment Agreement, (a) upon the termination of Mr. Hanson’s employment by the Company without Cause (as defined in the Amended Employment Agreement) or by Mr. Hanson for Good Reason (as defined in the Amended Employment Agreement), in addition to the above severance benefits, Mr. Hanson would also have been entitled to 12 months’ base salary continuation or, if such event were to have occurred during a change of control period (as described in the Amended Employment Agreement), 18 months’ base salary continuation

The Transition Agreement further provided that, in the event Mr. Hanson were to resign upon the appointment by the Company of a new chief executive officer, Mr. Hanson would be immediately engaged in a consulting role to provide transition services as a Senior Strategic Advisor to the Company for a period of at least six months following the effective date of resignation (the “Consulting

Period”) in exchange for a monthly fee of $25,000 for the initial six-month Consulting Period, and $500 per hour thereafter, provided that Mr. Hanson need not devote more than fifteen (15) hours per week to providing such transition services.

Under the Transition Agreement, the 1,216,266 stock option awards issued to Mr. Hanson were modified to allow for an extended exercise period as described above. The modification resulted in an incremental share-based compensation expense of $1.0 million which was recorded upon the effective date of the Transition Agreement.

Mr. Hanson’s resignation was effective as of July 19, 2024 in connection with the Company’s appointment of a new chief executive officer. On July 20, 2024, enGene appointed Ronald H. W. Cooper as Chief Executive Officer of the Company and as director of the Company's Board.

Emerging Growth Company and Smaller Reporting Company Status

Under Section 107(b) of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, an “emerging growth company” can delay the adoption of new or revised accounting standards until such time as those standards would apply to private companies. However, we do not elect this exemption in relation to accounting standards. We will continue to be an “emerging growth company” until the earliest of the following: (i) the last day of the fiscal year following the fifth anniversary of the date of FEAC's initial public offering; (ii) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.07 billion; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

As of the most recent calculation of our public float on April 30, 2024, we are also a “smaller reporting company,” meaning that the market value of our common shares held by non-affiliates was less than $700.0 million as of such date and our annual revenue was less than $100.0 million during our most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our common shares held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common shares held by non-affiliates is less than $700.0 million, calculated as of the last business day of our most recently completed second fiscal quarter.

If we are a smaller reporting company at the time, we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations including regarding executive compensation.

Recent Accounting Pronouncements

We have reviewed all recently issued accounting pronouncements and have determined that, other than as disclosed in Note 2 to the interim financial statements of this Quarterly Report on Form 10-Q, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Outstanding Share Data

As of September 6, 2024, we had 44,215,577 Common Shares issued and outstanding, outstanding warrants to purchase an additional 8,449,555 Common Shares and outstanding stock options to purchase an additional 5,525,385 Common Shares. The warrants amount listed in the foregoing sentence excludes the Hercules Common Share Warrants described above under “Liquidity and Capital Resources—Cash Flows—Amended Loan and Security Agreement”.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, resulting from the Federal Reserve’s increase of interest rates over the past several years. Our Term Loan has a variable interest rate that fluctuates with the U.S. prime rate, subject to an interest rate floor and cap.

Credit Risk

Our primary exposure to credit risk is through financial instruments and consist primarily of cash and cash equivalents. We regularly maintain deposits in accredited financial institutions in excess of federally insured limits. As of July 31, 2024, we held cash deposits in Canada at the National Bank of Canada, or NBC in excess of CDIC insured limits, and in the United States at Silicon Valley Bank, or SVB, in excess of FDIC insured limits. On March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation, or FDIC, was appointed as receiver. No losses have been incurred by us on material deposits that were held at SVB to date.

We are dependent on third-party CDMO’s (“Contract Development and Manufacturing Organization”) and CRO’s (“Contract Research Organization”) with whom we do business. In particular, we rely and expect to continue to rely on a small number of manufacturers to supply us with the requirements of active pharmaceutical ingredients and formulated drugs in order to perform research and development activities in its programs. We also rely on a limited number of third-party CROs to perform research and development activities on its behalf. These programs could be adversely affected by significant interruption from these providers.

Foreign Currency Exchange Risk

Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions that are conducted in a currency other than the Company’s functional currency are included in other expenses, net in the Consolidated Statements of Operations and Comprehensive Loss.

Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in Canada and the United States. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We have experienced a general increase in costs as a result of global inflation however we believe that inflation has not had a material effect on our consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q.

Item 4. Controls and Procedures.

Our management, with the participation of our Principal Executive Officer and Principal Financial and Accounting Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of July 31, 2024. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Principal Executive Officer and the Principal Financial and Accounting Officer, to allow timely decisions regarding required disclosures.

In connection with our preparation and the audit of our consolidated financial statements as of and for the years ended October 31, 2023 and 2022, management and our independent registered public accounting firm identified material weaknesses, as defined under the Exchange Act and by the Public Company Accounting Oversight Board (United States), in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to: lack of formal policies, procedures and controls related to the design of internal controls over financial reporting including risk assessment process and control activities for certain key financial reporting processes; lack of sufficient accounting and financial reporting personnel to perform appropriate accounting analysis and review procedures; lack of personnel with requisite knowledge and experience in the application of GAAP; general information technology controls that were not designed appropriately (access and system changes); and lack of appropriate segregation of duties in the preparation and review of account reconciliations and journal entries.

We intend to and have begun to implement in the near term measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including formalizing our processes and internal control documentation and strengthening supervisory reviews by our financial management; hiring additional qualified accounting and finance personnel with requisite knowledge and experience in the application of complex areas of GAAP, engaging financial consultants to enable the implementation of internal control over financial reporting and improving segregation of duties among accounting and finance personnel in the preparation and review of account reconciliations and journal entries. We will also review and improve the design of our general information technology controls including managing user access and privileged access, managing changes in the information system and segregation of duties.

While we are implementing these measures, we cannot assure you that these efforts will remediate our material weaknesses in a timely manner, or at all, or prevent restatements of our financial statements in the future. If we are unable to successfully remediate our material weaknesses, or identify any future material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports, and the market price of our Common Shares may decline as a result.

Based on this evaluation, our Principal Executive Officer and Principal Financial and Accounting Officer concluded that, as of July 31, 2024, the Company did not have effective disclosure controls and procedures designed and implemented as of that date due to the material weakness previously identified which has not yet been remediated.

Changes in Internal Control over Financial Reporting

Other than the changes described above, there were no changes in our internal control over financial reporting (as defined in Rules 13a15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended July 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

From time to time, we may be involved in legal proceedings that arise in the regular course of our business. Our management believes that we are not currently involved in any legal proceedings that are likely to have a significant negative effect on our business. However, legal proceedings can negatively affect our business, financial condition, results, and future prospects, regardless of the outcome, due to costs associated with defense and settlement, as well as the diversion of management resources, among other factors.

Item 1A. Risk Factors.

An investment in our Common Shares and Warrants involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this Quarterly Report on Form 10-Q, including our financial statements and related notes hereto, before deciding to invest in our common securities. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our securities could decline, and you may lose all or part of your investment.

The risk factors denoted below with a “*” have been newly added or materially updated from our 2023 Annual Report on Form 10-K.

*We depend on our executive team, and if we do not successfully manage the previously announced transition of our Chief Executive Officer and the transition of our Chief Medical Officer, or if we lose one or more of our executive officers or key employees or are unable to attract and retain highly skilled employees, such risks could harm our business.

Our success depends largely upon the continued service of our key executive officers. These executive officers are at-will employees and therefore they may terminate employment with us at any time with no advance notice. In February 2024, we announced the planned transition of our former Chief Executive Officer, Jason Hanson. On July 20, 2024, we appointed Ronald Cooper as our new Chief Executive Officer and Mr. Hanson transitioned to a consulting role as Senior Strategic Advisor for a minimum of six months. In addition, we also promoted Dr. Raj Pruthi to replace our Chief Medical Officer, Dr. Richard Bryce, on July 20, 2024. Leadership transitions can be difficult to manage and inherently cause some loss of institutional knowledge, which can negatively affect strategy and operation execution. An inadequate transition has the potential to negatively impact our operations and relationships with employees, investors and other third parties due to increased or unanticipated expenses, operational inefficiencies, uncertainty regarding changes in strategy, decreased employee morale and productivity, increased turnover and increased difficulty attracting and retaining key executives and employees. If we are unable to effectively manage such transitions or we have any future transition or loss of the services of any of our executives or highly skilled technical and managerial personnel, it could have a disruptive impact on our ability to implement our business strategy and to meet our financial and operational goals, and as a result our strategic plans may be adversely impacted, as well as our financial performance.

*Certain existing securityholders acquired their securities in enGene at prices below the current trading price of such securities, and may experience a positive rate of return based on the current trading price. Future investors in our Company may not experience a similar rate of return.

Certain security holders in the Company, including the “Selling Holders” named in our resale registration statement on Form S-1 (File No. 333-275700), acquired their securities in enGene at prices below recent trading prices of such securities. As a result, those Selling Holders would experience a positive rate of return based on such recent trading prices if they were to sell their securities. Accordingly, the Selling Holders have an incentive to sell because they will profit on sales due to having purchased their securities at lower prices than the public investors, and in some cases such gains may be significant.

Given the relatively lower purchase prices that our Selling Holders paid to acquire securities compared to their current trading prices, these Selling Holders may earn a significant positive rate of return on their investment depending on the market price of our Common Shares and Warrants at the time that such Selling Holders choose to sell their securities. The Selling Holders acquired the securities offered for resale in exchange for non-cash consideration, or at effective purchase prices that are below current trading prices. Investors who purchase our Common Shares and Warrants on the Nasdaq following the Business Combination may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.

*There is no assurance that Warrants will be and/or remain in the money prior to their expiration or that the holders of Warrants will elect to exercise any or all of their Warrants for cash; the Warrants may expire worthless.

The exercise price for our Warrants is $11.50 per Common Share. The Warrants will expire on October 31, 2028, the date that is five years after the completion of the Business Combination.

The Warrants' cashless exercise period ended when the Company's registration statement on Form S-1 was declared effective on March 5, 2024. We will receive proceeds from Warrants only in the event that such Warrants are exercised for cash. We believe the likelihood that holders will exercise their Warrants will depend on the trading price of our Common Shares. If the market price for our Common Shares is less than the exercise price of Warrants, we believe the holders of Warrants will be unlikely to exercise them. If the market price for our Common Shares exceeds the exercise price of the Warrants, it is more likely that holders of the Warrants will exercise them.

There is no assurance that Warrants will be in the money and/or remain in the money prior to their expiration or that the holders of Warrants will elect to exercise any or all of their Warrants for cash. As such, the Warrants may expire worthless.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Cashless Warrant Exercises

Through July 31, 2024, 1,379,391 of the Company’s public Warrants were exercised by investors on a cashless basis, with such cashless Warrant exercises resulting in the issuance of 383,355 Common Shares.

The sales of the securities described above were exempt from the registration requirements of the Securities Act in reliance on the exemption afforded by Section 3(a)(9) of the Securities Act. No sales involved underwriters, underwriting discounts or commissions or public offerings of securities of the Registrant.

Item 3. Defaults Upon Senior Securities.

Omitted.

Item 4. Mine Safety Disclosures.

Omitted.

Item 5. Other Information.

Insider Adoption or Termination of Trading Arrangements.

During the fiscal quarter ended July 31, 2024, none of our directors or officers informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408(a) of Regulation S-K).

Item 6. Exhibits.

Exhibit Number	Description

10.1†

Employment Agreement, dated July 22, 2024, by and between enGene USA, Inc. and Ronald H. W. Cooper. (incorporated herein by reference to Exhibit 10.1 of enGene’s Current Report on Form 8-K filed with the SEC on July 24, 2024).

10.2†

Amendment to Transition and Modification Agreement, dated July 23, 2024 by and between enGene USA, Inc. and Jason D. Hanson (incorporated herein by reference to Exhibit 10.2 of enGene’s Current Report on Form 8-K filed with the SEC on July 24, 2024).

10.3*†	Employment Agreement, dated July 22, 2024, by and between enGene USA, Inc. and Raj Pruthi.
10.4*†	Transition Services Agreement and General Release, dated July 16, 2024, by and between enGene USA, Inc. and Richard Bryce.
10.5*†	Inducement Grant Agreement, dated July 22, 2024, by and between enGene Holdings Inc. and Ronald H. W. Cooper.
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

† Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

enGene Holdings Inc.

Date: September 10, 2024	By:	/s/ Ronald H.W. Cooper
Name: Ronald H. W. Cooper
Title: Chief Executive Officer

Date: September 10, 2024	By:	/s/ Ryan Daws
Name: Ryan Daws
Title: Chief Financial Officer